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IAMGOLD CORPORATION

RENEWAL ANNUAL INFORMATION FORM

April 30, 2004

IAMGOLD CORPORATION

RENEWAL ANNUAL INFORMATION FORM

TABLE OF CONTENTS

CAUTIONARY STATEMENT AND EXPLANATORY NOTES

Forward -Looking Information

        This annual information form (this "Annual Information Form") and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of ore reserves and mineral resources, the realization of ore reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IAMGold Corporation ("IAMGold" or the "Company") to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamations activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plants, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Narrative Description of the Business — Risk Factors" in this Annual Information Form. Although IAMGold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Technical Information

        The estimates of ore reserves and mineral resources for the Sadiola gold mine, the Yatela gold mine, the Tarkwa gold mine and the Damang gold mine set out in this Annual Information Form have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the "JORC Code"). National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators ("NI 43-101") provides that companies may make disclosures using the reserve and resource categories of the JORC Code, subject to the satisfaction of certain requirements.

Definitions

        The definitions of ore reserves under the JORC Code are as follows:

        An "ore reserve" is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

        A "probable ore reserve" is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        A "proved ore reserve" is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        Unless otherwise stated, where the terms ore reserve, proved ore reserve or probable ore reserve are used in this Annual Information Form, such terms have the foregoing meanings.

        The definitions of mineral resources under the JORC Code are as follows:

        A "mineral resource" is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

        An "inferred mineral resource" is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

        An "indicated mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

        A "measured mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

        Unless otherwise stated, where the terms mineral resource, measured mineral resource, indicated mineral resource or inferred mineral resource are used in this Annual Information Form, such terms have the foregoing meanings. Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

        The foregoing definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the "CIM Standards") adopted under NI 43-101. If ore reserves and mineral resources for the Sadiola gold mine, the Yatela gold mine, the Tarkwa gold mine and the Damang gold mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resources estimates for such mines set forth herein.

Qualified Persons

        Technical information herein for the Sadiola gold mine and the Yatela gold mine relating to the estimates of mineral resources and ore reserves is based on information prepared under the supervision of, or has been reviewed by, Messrs. Vaughn Chamberlain and Tom Gell, both geologists, and David Worrall, Etienne Smuts and Matt Thiel, all mining engineers, all of whom are employed by AngloGold Limited ("AngloGold") and by Mr. Dennis Jones, Vice-President, Exploration, of IAMGold. The description in this Annual Information Form of the geology and mineralization and the exploration carried out and the results of such exploration on IAMGold's exploration properties has been prepared under the supervision of, or has been reviewed by, Mr. Jones.

        Technical information herein for the Tarkwa gold mine is based on information contained in a report dated May 2003 entitled "A Technical Report on the Tarkwa Gold Mine, Ghana" (the "Tarkwa Report") prepared by Mr. Dennis Robertson, Senior Geologist of IAMGold, and Mr. Gary Chapman, Mineral Resource Manager of Gold Fields Ghana Limited. Technical information herein relating to the mineral resources and ore reserves for the Tarkwa gold mine was prepared under the supervision of, or was reviewed by, Mr. Chapman.

        Technical information herein for the Damang gold mine is based on information contained in a report dated March 2002 entitled "An Independent Technical Report on the Damang Gold Mine, Ghana" (the "Abosso Report") and filed on SEDAR. Technical information set forth in this Annual Information Form relating to the mineral resources and ore reserves for the Damang gold mine was updated from the Abosso Report and was prepared under the supervision of, or was reviewed by, Mr. Chapman.

        All of the foregoing persons are "qualified persons" for the purposes of NI 43-101. Under NI 43-101 a "qualified person" means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination thereof, has experience relevant to the subject matter of the mineral project and the applicable technical report, and was, at the date of such report, a member in good standing of a prescribed professional association.

Sample Analysis

        The analysis of samples from exploration projects (see "Item 4 — Narrative Description of the Business — Exploration Projects") are carried out at the following accredited analytical laboratories, dependent on the location of the project: Chemex Labs, Chimitec, BC Bondar Clegg Laboratory Group or ITS-Analabs. The industry-standard quality control practices of inserting standards, blanks and duplicates into each batch of samples have been used in the analysis of samples. Quality control is further checked by having selected samples sent for re-analysis at a second laboratory. Gold assays are carried out by conventional fire assay techniques.

ITEM 2 — CORPORATE STRUCTURE

Incorporation

        The Company was incorporated under the Canada Business Corporations Act with the name "IAMGold International African Mining Gold Corporation" by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of the Company were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of first preference shares ("First Preference Shares"), issuable in series, and an unlimited number of second preference shares ("Second Preference Shares"), issuable in series, and the "private company" restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to "IAMGold Corporation". By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owed subsidiary, Repadre Capital Corporation.

        The registered and principal office of the Company is located at 5th Floor, 220 Bay Street, Toronto, Ontario, Canada M5J 2W4. The Company's telephone number is (416) 360-4710 and its website address is http://www.iamgold.com.

Subsidiaries

        The following chart illustrates the corporate structure of IAMGold and the jurisdiction of incorporation of the Company, its subsidiaries and related companies.

        Unless the context otherwise requires, the "Company" or "IAMGold" refers to IAMGold Corporation together with its direct and indirect wholly-owned subsidiaries and related companies.

ITEM 3 — GENERAL DEVELOPMENT OF THE BUSINESS

General and Three Year History

        The Company is engaged primarily in the exploration for, and the development and production of, and the creation and acquisition of royalty interests on, mineral resource properties throughout the world. Through its holdings, the Company has interests in various operations and royalty interests on various operations that produce gold and diamonds. The Company's principal operations and royalty interests are currently operated by independent third parties. These principal holdings are the following:

  (i)
  an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A. ("SEMOS"), the owner of the mining rights for the mining permit area (the "Sadiola Mining Permit") in Mali on which the Sadiola gold mine (the "Sadiola Gold Mine") is located (See "Item 4 — Narrative Description of the Business — Sadiola Gold Mine");

  (ii)
  an indirect 50% interest in Sadiola Exploration Limited ("SADEX") which holds an 80% interest in Yatela Exploitation Company Limited ("YATELA"), the owner of the mining rights for the mining permit area (the "Yatela Mining Permit") in Mali, immediately to the north of the Sadiola Mining Permit, on which the Yatela Gold Mine (the "Yatela gold mine") is located (See "Item 4 — Narrative Description of the Business — Yatela Gold Mine");

  (iii)
  an indirect 18.9% interest in Gold Fields Ghana Limited ("GFGL"), the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine (the "Tarkwa Gold Mine") is located (See "Item 4 — Narrative Description of the Business — Tarkwa Gold Mine");

  (iv)
  an indirect 18.9% interest in Abosso Goldfields Limited ("Abosso"), the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine (the "Damang Gold Mine") is located (See "Item 4 — Narrative Description of the Business — Damang Gold Mine");

  (v)
  a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada (See "Item 4 — Narrative Description of the Business — Royalties — Lac de Gras Diamond Royalty"); and

  (vi)
  a 0.72% net smelter return royalty on the Williams mine located in Ontario, Canada (See "Item 4 — Narrative Description of the Business — Royalties — Williams Royalty").

        The Company also holds a portfolio of other active and inactive royalty interests on mineral properties located in the Americas and Africa. See "Item 4 — Narrative Description of the Business — Royalties". IAMGold also has exploration properties in West Africa, South America and Canada. See "Item 4 — Narrative Description of the Business — Exploration Properties".

        Effective January 7, 2003, the Company completed a business combination transaction with Repadre Capital Corporation (see "Item 3 — General Development of the Business — Significant Acquisitions and Dispositions"). Prior to the completion of the transaction, the principal assets of Repadre Capital Corporation consisted of its 18.9% interests in each of GFGL and Abosso and a portfolio of royalties on mineral properties (see "Item 4 — Narrative Description of the Business — Tarkwa Gold Mine", "— Damang Gold Mine" and "— Royalties").

        On March 30, 2004, the Company announced that it had agreed to complete a business combination transaction (the "Transaction") with Wheaton River Minerals Ltd. ("Wheaton"). Wheaton is a gold mining company engaged in the acquisition, exploration and operation of precious metal properties with primary interests in the following properties:

  (a)
  an indirect 37.5% interest in the Bajo de la Alumbrera gold-copper mine in Argentina;

  (b)
  an indirect 100% interest in the San Dimas and San Martin gold-silver mines in Mexico;

  (c)
  an indirect 100% interest in the Peak gold mine in Australia;

  (d)
  an indirect 100% interest in the advanced development stage Los Filos gold project in Mexico; and

  (e)
  an indirect 100% interest in the advanced development stage Amapari gold project in Brazil.

        The Transaction is expected to be completed by the amalgamation of Wheaton with a wholly-owned subsidiary of IAMGold pursuant to an arrangement under the provisions of the Business Corporations Act (Ontario), with the holders of common shares of Wheaton ("Wheaton Shares") receiving common shares of IAMGold ("Common Shares") on the basis of 0.55 of a Common Share for each one Wheaton Share. In addition, each outstanding option, warrant, convertible or exchangeable security and other right to acquire Wheaton Shares will, upon completion of the Transaction, entitle the holder thereof to receive upon the exercise, exchange or conversion thereof 0.55 of a Common Share in lieu of one Wheaton Share. Upon completion of the Transaction, the corporation resulting from the amalgamation of Wheaton with the wholly-owned subsidiary of IAMGold will be a wholly-owned subsidiary of IAMGold. In conjunction with the completion of the Transaction, it is expected that the number of directors of IAMGold will be increased to 16, with the eight current directors of IAMGold remaining as directors and the eight current directors of Wheaton becoming directors of IAMGold, and that the name of IAMGold will be changed to a new name to be mutually agreed upon by IAMGold and Wheaton.

Significant Acquisitions and Dispositions

Merger with Repadre

        Effective January 7, 2003, the Company completed a business combination transaction with Repadre Capital Corporation pursuant to which Repadre Capital Corporation was amalgamated with a wholly-owned subsidiary of the Company pursuant to an arrangement under the provisions of the Business Corporations Act (Ontario). As part of the transaction, each outstanding common share of Repadre Capital Corporation was exchanged for 1.6 Common Shares of IAMGold, resulting in the issue of an aggregate of 62,978,855 Common Shares. The total purchase consideration was recorded as US$218 million. The amalgamated company, Repadre Capital Corporation, became a wholly-owned subsidiary of IAMGold. While a formal valuation was not required to be obtained in connection with the transaction, each of Repadre Capital Corporation and IAMGold obtained a fairness opinion in connection with the transaction. By articles of amalgamation effective January 1, 2004, IAMGold amalgamated with Repadre Capital Corporation.

        At the time of the combination, the principal assets of Repadre Capital Corporation consisted of US$34.2 million in cash, an 18.9% interest in each of GFGL and Abosso and a portfolio of royalties on mineral properties (see "Item 4 — Narrative Description of the Business — Tarkwa Gold Mine", "— Damang Gold Mine" and "— Royalties"). For 2003, the Tarkwa Gold Mine and the Damang Gold Mine contributed approximately 162,000 ounces of production to the Company at a cash cost of US$226/oz. This represented 38% of the Company's 2003 total production of 421,000 ounces at a cash cost of US$225/oz. The combination with Repadre Capital Corporation also provided the Company with revenue from royalties which, for 2003, amounted to US$4.5 million.

Trends

        IAMGold's income, cash flow and gold bullion holdings are significantly affected by fluctuations in the price of gold which has experienced significant price movements over the past three years. The price of gold reached a low of approximately US$253 per ounce in July 1999 and has increased to a April 23, 2004 closing price of approximately US$395 per ounce. While it appears that there is an upward trend in the price of gold, there has been significant volatility during this period and future movements in the price of gold are beyond the control of the Company.

ITEM 4 — NARRATIVE DESCRIPTION OF THE BUSINESS

SADIOLA GOLD MINE

Project Description and Location

        The Sadiola Gold Mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated carbon-in-pulp processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola Gold Mine is owned by SEMOS, which holds the mining rights for gold, silver (and related substances) and platinoids on the Sadiola Mining Permit. The Sadiola Mining Permit covers an area of 302 square kilometres ("km2"). The shareholders of SEMOS are IAMGold, which indirectly owns 38%, AngloGold, the operator, which indirectly owns 38%, the Government of Mali, which owns 18%, and the International Finance Corporation ("IFC"), a member of the World Bank Group, which owns 6%.

SEMOS

        SEMOS is the joint venture company which holds the Sadiola Mining Permit, owns the Sadiola Gold Mine and carries out exploration activities within the Sadiola Mining Permit. SEMOS is governed by an agreement dated September 8, 1994 (the "SEMOS Shareholders Agreement") to which all of the shareholders of SEMOS are a party. Decisions of the directors of SEMOS are by majority vote; however, the approval of at least 75% of the directors is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrancing of assets or the development of another mine.

        Each shareholder of SEMOS can elect to receive its share of the profits of SEMOS either pursuant to a contractual net profit interest or as dividends. There is no difference in the amount of distributions between the net profit interest and dividend methods of receiving profit share. Each shareholder has the right to elect to receive its distributions in kind, subject to the fulfilment of conditions in the SEMOS Shareholders Agreement. Cash distributions are in United States dollars. IAMGold has elected to receive its distributions of profits from SEMOS in the form of a net profit interest.

        SEMOS makes distributions of profits after taking into account repayment of capital, the forecast operating and capital expenses of SEMOS and legal reserves required by applicable corporate law. Operating expenses include all the expenses of SEMOS incurred in connection with its activities including mine operations, depreciation, taxation and legal provisions, but excluding investments.

        Under the terms of the SEMOS Shareholders Agreement, the approval of shareholders holding at least 75% of the issued shares of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including a change in the nature or purpose of SEMOS or a decision to abandon the Sadiola Mining Permit as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party's interest and a buyout at such value.

        The Company and AngloGold have agreed to vote together at shareholders' meetings with respect to any action requiring 75% shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares must be voted against such resolution.

Operator

        AngloGold, through its wholly-owned subsidiary AngloGold Mali S.A. ("AngloGold Mali"), is the operator of the Sadiola Gold Mine. In consideration for its services, AngloGold Mali is entitled to receive a management fee of 1% of revenue derived from operations at the Sadiola Gold Mine, an engineering fee of 4% of capital expenditures at the Sadiola Gold Mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold to other non-operator companies). In addition, AngloGold Mali is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola Gold Mine.

Environment

        Under the concession agreement with the Government of Mali, SEMOS is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater, groundwater levels, water usage by villages, and dust and noise. There is also an integrated environmental management system ("EMS") for the Sadiola Gold Mine. The EMS ensures that disturbance to the environment is minimal and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola Gold Mine is conducted focusing in particular on the EMS, community relations and closure/rehabilitation.

        Initially, the two principal environmental concerns were the use of cyanide and the potential disruption to human and animal movement as a result of the water pipeline. Cyanide is used in the gold extraction process and the issue of residual cyanide content of the tailings has been addressed. The gold plant and tailings dam are managed as a closed system with water flow being strictly controlled and recycled to the maximum possible extent. Any spillage of contaminated process water inside the plant is contained in a concrete bounded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is strictly controlled. To eliminate pipeline disruption to animal movements and grazing paths in the region, the pipeline was buried over its total length, which enables animals to freely cross the pipeline at all points.

        Two issues now receiving attention are the closure plan and environmental issues associated with the processing of the sulphidic saprolites ore. An environmental impact assessment ("EIA") was prepared as an integral component of the Phase 1.1 plant modification program to address, among other things, acid mine drainage issues due to the resultant exposure of sulphide bearing material in the pit and placement of such material on waste rock dumps, ore stockpiles and the tailings dam. The recommendations of the EIA have been adopted and the EMS is being revised as appropriate to address all sulphide related impacts.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Sadiola area is located in the extreme west of the Republic of Mali, West Africa near the Senegal/Mali border, approximately 70 km south of Kayes, the regional capital. Access to the Sadiola Gold Mine from Kayes is by a regional all-weather road. There is an airstrip at the Sadiola Gold Mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. There are return flights twice a week between Bamako and Kayes. Dakar is a major port of entry to West Africa by sea and air.

        The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the President of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including: a delay of mining for longer than one year without valid reason in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; or ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

        The Sadiola Gold Mine is located in a remote part of Mali with almost no infrastructure. The operation of the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes.

        A 57 km pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately 8 million m3 per year of process water in order to ensure that the Sadiola Gold Mine does not impact on local water resources. Potable water for both the mine operation and the mine townsite is supplied from the pipeline and treated prior to distribution.

        Electrical power is provided through Sadiola's diesel powered generating sets which are capable of meeting an average demand of 16.7 megawatts and a peak demand of 17.7 megawatts. Approximately 2.7 million litres of diesel fuel per month for power generation and mining are being supplied under a contract with Total/ELF. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A townsite has been established to the northeast of the Sadiola Gold Mine and provides housing, a primary school, a medical clinic, a park and recreation facilities for mine employees and their dependants, guest accommodation, a post office, a supermarket, sewage treatment facilities and other amenities. There are more than 1,000 employees, including those employed by outside contractors, at the Sadiola Gold Mine. A microwave telephone system tied to the national grid at Kayes and satellite phones link the mine with the outside world.

Geological Setting

        The Sadiola gold deposit is located in the Kenieba-Kedougou inlier that straddles the boundary between Mali and Senegal. The inlier is made up of Lower Proterozoic Birimian metamorphic sediments and volcanics intruded by granitic batholiths.

        The deposit lies to the east of the regional Senegalo-Malian Fault ("SMF") and occurs along the Sadiola Fracture Zone ("SFZ"), a N-S striking, steeply west-dipping shear developed at the contact between impure limestone and greywackes. The SFZ is irregularly intruded by diorite dikes linked to a diorite sill dipping to the south and emplaced into a regional thrust in the impure limestone. The sediments are intensely folded with two phases of folding identified. At depth, mineralization is closely associated with the SFZ and subparallel structures, and with NNE-striking splays below the sill. A longitudinal section of the deposit and the localization of high-grade core intercepts show a well-developed, shallow (±25 degrees) plunge to the south. Post-tectonic activity along 45°N striking steep reverse faults has stacked the deposit to the north, partly undoing the southern plunge. Late normal and/or reverse movement along N-S striking faults have also offset mineralized blocks.

Mineralization

        Pervasive gold mineralization ranging in grade from 2 g/t to 20 g/t occurs along the SFZ over a strike length of more than 2 kilometers ("km"). The mineralization is mainly contained in altered carbonates and to a lesser extent in greywacke, diorite and occasionally in quartz-feldspar porphyry. Primary gold is extremely fine grained, dominantly less than 15 microns, with rare grains approaching 50 microns.

        The deposit has been subjected to intense and deep weathering to variable depths that reach 220 metres ("m") along the SFZ structure. Weathering results in enhanced gold grades in the low-density saprolitic ore (specific gravity of 1.7). In the deeper portion of saprolite, sulphide mineralization still occurs. The transition from sulphidic saprolite to mineralized hard rock is abrupt.

        The Sadiola gold deposit is considered to be a mesothermal-type gold deposit on the basis of the style of mineralization and the alteration associated with the deposit.

Exploration

        Exploration in 2003 within the Sadiola Mining Permit focused on the periphery of the open pit, on surface oxide deposits close to the open pit and on deep drilling of the sulphide mineralization below the oxide open pit. The Company's share of exploration work at Sadiola was US$3 million in 2003.

        Exploration continues for near surface oxide ore close to the Sadiola plant in order to add to the resources discovered by the successful programs of previous years. In 2002, several targets were advanced to inferred resource status, including FE-2, TS-1 (northern core area) FN-3 and FN Extension. During 2003, infill resource delineation recommenced at FE-3 and FE-4 (1,915m). Phase V of the Sadiola deep sulphide drilling, which commenced August 2002, was completed March 2003 (39 holes totaling 15,830m). The objective of this phase of drilling was to test the viability of an "upside" conceptual geological model for the sulphide mineralization as part of an on-going process of verifying that the exploitation of these sulphides can be effected by substantially deepening the Sadiola oxide open-pit beyond its present planned depth of 150 m. The conceptual model, which was based on projections and assumptions made by the mine site technical staff, indicated that there was potential for a substantial amount of hard sulphide mineralization below the soft saprolitic oxide ore body presently being mined, and that at a gold price of US$300 per ounce this mineralization might be economically mined. It was stressed at the time, and stressed again here, that this conceptual model was not to be confused with a resource calculation and that the validity of the model was to be tested by the Phase V drilling program.

        The results from the Phase V drilling program have been very supportive of the conceptual model by generally confirming the location and the grades of the previously interpreted mineralization. The Phase V drill results indicate the presence of broad zones of mineralization, often measured in several tens of metres, averaging above 3 g/t gold. There is continuity of mineralization from section to section for at least 1 km of strike length at the southern end of the open pit where the drilling density is greater.

        Phase VI of the drill program, initially consisting of 17,600 m in 65 holes, commenced in June 2003 and will continue until the third quarter of 2004, synchronous with a pre-feasibility study. It will rework the conceptual model using more detailed and up-to-date economic parameters. This could potentially allow for the deepening of the open pit to commence long before the presently planned pit is depleted in 2008.

Sampling and Analysis

        The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of SEMOS.

        Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the mine.

        In combination with the SEMOS laboratory, Analabs (in Kayes) processes the samples from exploration and the deep sulphide project. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project's ore zone is submitted to an external laboratory (generally Chemex in Canada) for check assay. More recently certain project have had 10% of their entire sample set sent for re-assay.

        Within the Sadiola Main pit, FE-3 and FE-4 deposits a total of 1,702,458 m of grade control drilling (162,205 boreholes) have been drilled. SEMOS resource drilling totals 758 diamond drill holes (123,168m), 532 RAB holes (20,377m), and 4,921 RC holes (301,509m).

Database

        SEMOS resource drilling uses a custom designed SQL relational database. The database is marketed by Century Systems (Canada). The system has been pre-designed to check for errors, so as to prevent geological overlapping and incorrect sample intervals. The system utilizes user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. The database is audited from time to time.

        Resource modeling is undertaken by a dedicated team of on site personnel. Datamine is used to construct geological and grade models, while Istatis software is used for Uniform Condition to estimate recoverable resources.

Reconciliations

        Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparison of called mining grade and received plant grade are also undertaken.

Mineral Resource and Ore Reserve Estimates

        At December 31, 2003 and using a pit optimized and designed using a US$325/oz gold price, the proved and probable ore reserves at the Sadiola Gold Mine were 26.4 million tonnes grading 3.2 grams per tonne ("g/t") of gold for an in situ content of 2.7 million ounces ("oz") of gold.

        The following table sets forth the estimated ore reserves for the Sadiola Gold Mine as of December 31, 2003, as calculated by the mine operator:

Category(1)	Tonnes (Mt)	Grade (g/t)	Gold (000's oz)
Proved	6.5	1.9	405
Probable	19.9	3.6	2,289

Total ore reserves(2)(3)(4)	26.4	3.2	2,694

(1)
Using the JORC Code. Pit optimized and designed at a US$325/oz gold price.

(2)
IAMGold has a 38% interest in these ore reserves.

(3)
Plant recovery is assumed to be 95% for oxides and 82% for sulphides.

(4)
All the reserves classified as "Proved" are stockpile material. All the ore reserves classified as "Probable" are in-pit material.

        The following table sets forth a reconciliation of the ore reserves for the Sadiola Gold Mine at December 31, 2003 compared to December 31, 2002, both at a US$325/oz gold price:

	Contained Gold
	Tonnes	000's oz
Ore reserves — December 31, 2002(1)	94.0	3,021
Depletion in 2002 due to mining	(14.3)	(458)
Additions(2)	4.5	146
Other(3)	(0.4)	(15)

Ore reserves — December, 2003(1)	83.8	2,694

(1)
IAMGo1d has a 38% interest in these ore reserves.

(2)
Addition to Sadiola reserves was due to re-classification (model changes).

(3)
Changes in Sadiola pit design and changes to cut-off grade.

        The following table sets forth the estimated measured and indicated mineral resources (which includes ore reserves) for the Sadiola Gold Mine as of December 31, 2003, as calculated by the mine operator:

Category	Tonnes (Mt)	Grade (g/t)	Gold (000's oz)
Sadiola open pit and periphery(1)
Measured(2)	15.9	1.6	818
Indicated	22.6	2.6	1,904

Total "pit" measured & indicated mineral resources	38.5	2.2	2,722
Deep Sulphide(1)
Measured(2)	1.0	3.0	92
Indicated	0.1	2.1	4

Total "deep sulphide" measured & indicated mineral resources	1.1	2.9	95
Satellite oxide deposits(1)
Measured	0.3	1.9	21
Indicated	3.8	2.7	328

Total "satellite" measured & indicated mineral resources	4.1	2.6	349
Total measured and indicated mineral resources(3)	43.7	2.2	3,166

(1)
A cut-off grade of 0.7 g/t was used within a US$400/oz pit shell.

(2)
Measured resources include soft oxide, hard oxide, soft sulphide, mixed stockpiles and hard sulphide stockpiles above a cut-off grade of 0.7 g/t gold.

(3)
Measured and indicated mineral resources include proved and probable ore reserves. IAMGold has a 38% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Sadiola Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of December 31, 2003, as calculated by the mine operator:

Category	Tonnes (Mt)	Grade (g/t)	Gold (000's oz)
Sadiola open pit and periphery(1)	1.8	1.2	72
Deep Sulphide(1)	130.0	1.8	7,532
Satellite deposits(1)(2)	12.5	1.3	533

Total inferred mineral resources(3)	144.3	1.8	8,137

(1)
A cut-off grade of 0.7 g/t was used within a US$400/oz pit shell except where indicated.

(2)
The inferred mineral resources for satellite deposits FE-2, FN-3, FE-4, Tambali South and Sekokoto were calculated at a cut-off of 0.7 g/t with no limiting shell.

(3)
IAMGold has a 38% interest in these mineral resources.

        Based on the ore reserves existing at the end of December 2003, the Sadiola Gold Mine is expected to continue in operation until the end of 2008.

Mining Operations

        The oxide and sulphidic saprolite ores are being exploited by open pit mining techniques. The pit is currently designed to be approximately 2,000 m in length with a maximum width and depth of 700 m and 150 m, respectively.

        Mining operations are carried out by Moolman Brothers, a mining contractor from South Africa with extensive open pit experience. Due to the predominantly unconsolidated nature of the material in the pit, drilling and blasting operations are relatively infrequent as most of the material is dug out directly by hydraulic shovels. Grade control is effected by drilling 10 m long vertical holes on a ten by five metre grid. Ore is transported to the ore stockpile, located about 1 km from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 0.5 km.

        The ore stockpiling facility is located between the pit and the process plant and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing gold grades, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

Processing

        The process plant for the Sadiola Gold Mine was designed to treat four million tonnes of ore per year but is now treating 5.3 million tonnes of ore per year. The Sadiola Gold Mine commenced commissioning in November 1996 (15 months after the start of construction), poured its first gold in December 1996, concluded the commissioning phase in mid-February 1997 and started commercial production on March 1, 1997.

        The process plant consists of two identical parallel circuits collectively capable of treating approximately 5.3 million tonnes of saprolite ores per year. This twin-stream design not only allows for a degree of flexibility in plant operation but also facilitates the maintenance of a reasonable level of production in the event that a significant item of equipment fails, as such a failure would usually only affect one circuit. This latter consideration is important in a country, such as Mali, where local infrastructure support is virtually non-existent.

        As described above, most of the ore is delivered from the pit to a stockpile/reclaim area, adjacent to the process plant site. The ore blend is reclaimed from the stockpile and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola Gold Mine. Once lumps have been broken down by the mineral sizer, the ore passes to surge bins located ahead of the two semi-autogenous grinding ("SAG") mills. A single regrind mill is incorporated, serving both circuits, to further grind the grit fraction contained in the output from the SAG mills.

        The discharge from the mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subject to cyanide leaching while the underflow goes to the regrind mills. Following leaching, the pulp is fed to carbon-in-pulp adsorption tanks where the gold is absorbed onto activated carbon. This "loaded" carbon is stripped of its gold and the gold-bearing solution is pumped to storage tanks. The stripped carbon is regenerated in an oil-fired kiln and then re-used.

        The gold is recovered from the solution by electroplating onto stainless steel wool cathodes. The cathodes are washed and the gold-bearing sludge dried and placed in an induction furnace for smelting to produce gold bullion. The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately 3 km to the southeast of the process plant, for final disposal.

        In July 2001, the economic viability of modifying the existing Sadiola plant at an estimated capital cost of US$13.7 million to increase the recovery on the sulphidic saprolite ore from approximately 65% to 75% was confirmed. This programme ("Phase 1.1") was approved by SEMOS and successfully commissioned in March 2002. Phase 1.1 provides for pre-oxidation of the slurry feed followed by oxygen enriched high-cyanide leaching. An oxygen enrichment plant provides the oxygen required for Phase 1.1. Two new generator sets were also installed to provide the incremental power required for Phase 1.1.

        On-going test work indicated that Phase 1.1 could be expected to achieve a 76% recovery at a cyanide addition rate of 1 kilogram per tonne of ore processed and up to 79% at a cyanide addition rate of 1.5 kilograms per tonne of ore.

Production

        The following table sets forth production information for the Sadiola Gold Mine for the periods indicated:

	12 months to December
	2003	2002	2001
Tonnes processed (000s)	5,070	5,050	5,328
Grade (g/t)	3.0	3.5	3.4
Recovery	88%	84%	94%
Ounces produced (000s)	452	480	536
GI Cash Cost (US$/oz)(1)	213	164	137

(1)
GI Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. GI Cash Cost is inclusive of production-based taxes and management fees.

Capital Costs and Financing

        The total capital cost associated with the development of the Sadiola Gold Mine was US$295 million, excluding capitalized interest during the construction period.

        SEMOS, through the IFC and a consortium of multilateral and bilateral agencies, borrowed US$169 million to fund the development of the Sadiola Gold Mine. The final semi-annual loan repayment of US$16 million was made on May 15, 2002. Anglo American Corporation of South Africa provided the balance of the funding required to complete construction of the Sadiola Gold Mine in the form of a subordinated loan. The remaining principal amount (including capitalized interest) of US$15 million under such loan was repaid on May 16, 2002.

        From start-up through December 2003, SEMOS has made distributions to shareholders aggregating US$131 million of invested capital, of which US$50 million was received by IAMGold.

Mining Taxation and Exchange Regulations

        Net mining profits, as calculated under the Malian Mining Code, are taxable at the rate of 35%. SEMOS was exempt from such taxation prior to March 1, 2002. All operating costs, depreciation and financing charges are deducted in calculating net profits.

        A customs services tax of 3% based on the export value of gold production and an ad valorem tax of 3% payable on the value of products sold to refineries or any other buyer less any refining expenses are paid to the Government of Mali.

        When mining operations cease, SEMOS may not dispose of its plant and equipment until having provided the Government of Mali priority in acquiring them at their then estimated value.

YATELA GOLD MINE

Project Description and Location

        The Yatela Mining Permit is located immediately north of the Sadiola Mining Permit. The Yatela Mining Permit is owned by YATELA, a joint venture company, and covers 195 km2. The shareholders of YATELA are SADEX (which is indirectly owned 50% and 50% by IAMGold and AngloGold) as to 80% and the Government of Mali as to 20%.

        YATELA is governed by a shareholders' agreement dated May 27, 2000. Decisions of the directors of YATELA are by a majority vote. The board of directors currently consists of eight directors. SADEX is entitled to appoint six directors and the Government of Mali is entitled to appoint two directors.

        Each shareholder of YATELA is entitled to receive dividends, which may be distributed after payment of the financial obligations of YATELA, including the shareholder loan advanced by SADEX for the development and construction of the Yatela Gold Mine. Dividend distributions by YATELA also take into account the projected operating and capital expenses of YATELA and legal reserves required by applicable corporate law.

        SADEX, through a predecessor wholly-owned subsidiary, had the right to explore an exploration permit adjacent to the northern boundary of the Sadiola Mining Permit. The northern part of the Yatela property was acquired by SADEX on February 6, 1998 for US$7.5 million from Eltin Limited ("Eltin") of Australia.

        SADEX commissioned a feasibility study which was carried out by AngloGold and presented in June 1999. The feasibility study incorporated extensive engineering and metallurgical studies which investigated a number of different alternatives for mining and treating the resource. It concluded that an open pit mine feeding a 2.5 million tonnes per annum ("Mtpa") heap leach operation was the most financially attractive of the alternatives studied.

        The final feasibility study prepared by AngloGold in November 1999 advanced the heap leach option to a fully tendered capital cost status. The final feasibility study reported that an open pit 2.5 Mtpa heap leach operation should be capable of producing 1.2 million ounces from the Yatela deposit over a six year period at an average total cash cost of US$175 per oz (inclusive of the Mali Government's 6% revenue taxes and AngloGold's management fee of 1% of revenue). The cost of the feasibility study was US$8.5 million.

        SADEX received the Yatela Mining Permit from the Government of Mali in February 2000. Based on the final feasibility study, AngloGold and the Company approved proceeding with the Yatela Gold Mine after having negotiated the necessary Government approvals and authorizations in respect of shareholder agreements, company statutes and modifications to the original Eltin convention, pursuant to which Eltin held its interest in the northern part of the Yatela property.

Operator

        YATELA has appointed AngloGold Mali as the operator of the Yatela Gold Mine on the same terms as described under "Sadiola Gold Mine — Operator" above.

Environment

        Under the concession agreement with the Government of Mali, YATELA is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the Yatela Gold Mine permanently ceases operation. An environmental impact assessment report prepared in accordance with Malian and international standards was approved by the Malian authorities and resulted in the Malian authorities issuing the necessary environmental permits.

        A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater, groundwater levels, water usage by villages and dust and noise. A fully integrated and comprehensive environmental management system has been implemented for the Yatela Gold Mine. The management system ensures that disturbance to the environment is minimal and that environmental policies are adhered to. An independent environmental audit of Yatela is conducted annually.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Yatela Gold Mine adjoins the Sadiola Gold Mine to the north and its location and access are the same as for the Sadiola Gold Mine (see "Sadiola Gold Mine — Accessibility, Climate, Local Resources, Infrastructure and Physiography" above).

        The Yatela Gold Mine is located approximately 25 km north of the Sadiola Gold Mine and is situated close to the main gravel road to Kayes, the regional capital which is approximately 60 km from the Yatela Gold Mine.

        The water needed by the Yatela Gold Mine is sourced from a well field and from boreholes established to dewater the pit in advance of mining. Potable water for both the Yatela Gold Mine operation and the mine townsite is supplied from the well field and treated prior to distribution.

        Electrical power is provided through six diesel powered generating sets located at the Yatela Gold Mine. Approximately 0.3 million litres of diesel fuel per month for power generation and mining is being supplied under a contract with Total/ELF via a 900 m3 diesel tank on site. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A small townsite has been established to the northwest of the Yatela Gold Mine and provides mainly single quarters, a park and recreation facilities for mine employees and their dependants, sewage treatment facilities and other amenities. Yatela Gold Mine employees have full access to all the facilities at the Sadiola Gold Mine. There are approximately 700 employees at the Yatela Gold Mine including those employed by outside contractors. A microwave telephone system tied to the national grid at Kayes and satellite phones link the Yatela Gold Mine with the outside world.

        The Yatela Mining Permit is for an initial term of 30 years, expiring in 2031, and may be extended by order of the President of Mali if mining operations are ongoing. The Yatela Mining Permit may be cancelled on the same bases as the Sadiola Mining Permit.

Geological Setting

        The Yatela deposit is located within the Malian portion of the Kenieba-Kedougou window, a major Early Proterozoic — Birimian outlier along the NE margin of the Kenema-Man Shield. The Yatela deposit is located in the north of the window and is hosted by sediments of the Kofi Formation, which have been intruded by numerous felsic intrusives. The sediments dominantly consist of a fine-grained greywacke, probably distal turbidites and impure carbonates with minor tuffs and acid volcanics.

Mineralization

        The primary gold mineralization at Yatela is mesothermal shear zone hosted. This primary mineralization is spatially associated with the contact between predominately dolomitic rocks of the Kofi formation to the west and a large dioritic intrusion to the east. This primary mineralization was concentrated to economic grades through dissolution of carbonate-rich rocks by supergene processes. Karsting of carbonate rocks resulted in the development of the Yatela Basin, which was gradually filled by sands and conglomerates during peneplanation and erosion of Proterozoic rocks. The chaotic collapse during karsting, coupled with high-energy sedimentary environments resulted in the orebody being hosted in a mélange-type rock made up of components of sedimentary rock and dissolution residue. Dissolution of dolomitic rocks results in large volume loss. Concentration of low-grade primary gold mineralization by this process is believed to be the most important factor in the genesis of the Yatela deposit.

Exploration

        Reconnaissance aircore and reverse circulation drilling is being carried out to the north and south of the Alamoutala pit and to the north of the Yatela pit.

Sampling and Analysis

        The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of YATELA.

        Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the mine.

        In combination with the SEMOS laboratory, Analabs (in Kayes) processes the exploration samples. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project's ore zone is submitted to an external laboratory (generally Chemex in Canada) for check assay. More recently certain project have had 10% of their entire sample set sent for re-assay.

        Within the Yatela Mine deposit a total of 241,184 m of grade control drilling (16,361 boreholes) have been drilled. At Alamoutala a total of 63,770m of grade control drilling (4,713 boreholes) have been drilled. YATELA resource drilling totals 45 diamond drill holes (3,088m), 419 RAB holes (9,671m), and 373 RC holes (21,058m).

Database

        The resource drilling database system is the same as for the Sadiola Gold Mine (see "Item 4 — Narrative Description of the Business — Sadiola Gold Mine — Database").

Reconciliations

        Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparison of called mining grade and received plant grade are also undertaken.

Mineral Resource and Ore Reserve Estimates

        The following table sets forth the estimated ore reserves for the Yatela Gold Mine as of December 31, 2003, as calculated by the mine operator:

Category(1)	Tonnes (Mt)	Grade (g/t)	Gold (000's oz)
Proved	1.9	1.0	61
Probable	6.8	4.1	900

Total ore reserves(2)(3)	8.7	3.3	961

(1)
Using the JORC Code. Pit optimized and designed at a US$325/oz gold price.

(2)
IAMGo1d has a 40% interest in these ore reserves.

(3)
Gold recovery is assumed to be 85% for oxides and 75% for sulphides.

        The following table sets forth a reconciliation of the ore reserves for the Yatela Gold Mine at December 31, 2003 compared to December 31, 2002, both at a US$325/oz gold price:

	Contained Gold
	Tonnes	000's oz
Ore reserves — December 31, 2002(1)	39.0	1,253
Depletion in 2003 due to mining(2)	7.7	247
Other(3)	1.4	45

Ore reserves — December 31, 2003(1)	29.9	961

(1)
IAMGold has a 40% interest in these ore reserves.

(2)
Depletion due to mining during the 12 month period to December 31, 2003 does not necessarily total actual reported production for the period due to amounts calculated to have been processed from the reserve model versus actual production.

(3)
Changes due to new geological model, pit designs and cut-off grades.

        The following table sets forth the estimated measured and indicated mineral resources (which includes reserves) for the Yatela Gold Mine, as of December 31, 2003, as calculated by the mine operator:

Category	Tonnes (Mt)	Grade (g/t)	Gold (000's oz)
Yatela "Main Pit"(1)
Measured(2)	2.7	0.9	83
Indicated	13.6	2.6	1,127

Main Pit measured and indicated mineral resources(3)	16.3	2.3	1,210
Alamoutala(4)
Measured(5)	1.0	1.6	48
Indicated	2.0	2.5	158

Alamoutala measured and indicated mineral resources(3)	2.9	2.2	206
Total measured and indicated mineral resources	19.2	2.3	1,416

(1)
At a cut-off grade of 0.4 g/t above a limiting shell of US$400/oz.

(2)
Measured includes soft oxide, hard oxide, soft sulphide, mixed and hard sulphide stockpiles above a cut-off of 0.4 g/t.

(3)
Measured and indicated mineral resources include proved and probable ore reserves. IAMGold has a 40% interest in these mineral resources.

(4)
At a cut-off grade of 0.7 g/t above a limiting shell of US$400/oz.

(5)
Measured includes soft oxide and hard sulphide stockpiles above a cut-off of 0.7 g/t.

        In addition to the measured and indicated mineral resources, the Yatela Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of December 31, 2003, as calculated by the mine operator:

Category	Tonnes (Mt)	Grade (g/t)	Gold (000's oz)
Main pit(1)	3.5	0.8	90
Alamoutala(2)	0.9	1.9	56

Total inferred mineral resources(3)	4.4	1.0	146

(1)
Quoted at 0.4 g/t above a limiting shell of US$400/oz.

(2)
Quoted at 0.7 g/t above a limiting shell of US$400/oz.

(3)
IAMGold has a 40% interest in these mineral resources.

Mining Operations

        The Yatela deposit is being exploited by open pit mining techniques. The pit is currently designed to be 1,300 m in length with a maximum width and depth of approximately 600 m and 220 m, respectively. Production began in March 2001 with ore being loaded onto the heap leach pads. Commissioning started in May 2001 and commercial production was achieved on July 4, 2001.

        Mining operations are carried out by Moolman Brothers, the same mining contractor employed at the Sadiola Gold Mine. Due to the amount of unconsolidated material in the pit, drilling and blasting operations are less frequent than normal as a substantial portion of the ore and waste is dug out directly by hydraulic shovels. Ore is transported to the ore stockpile, located within 200 m from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 1 km.

        The ore stockpiling facility is located between the pit and the process plant and its purpose is two-fold. The area allows stockpiles of ore with differing gold grades and clay contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis in respect of both clay content and grade to minimize costs by being able to optimize cement addition rates and to maximize the recovery of gold. The stockpile also provides a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains. Relatively little mining is conducted during the rainy season from July to September.

        The Alamoutala deposit, located some 10 km south-east of the Yatela deposit, is being exploited by open pit mining techniques. The pit is currently designed to be 850 metres in length with a maximum width and depth of approximately 200 m and 80 m, respectively. Production began in August 2003 with ore being trucked to the main Yatela heap leach processing circuit.

Processing

        The process plant consists of primary and secondary mineral sizers feeding an agglomeration drum to produce a pelletized product suitable for heap leaching. Cement is added at a measured rate from cement silos to the output of the primary sizes. Cement is applied at a rate of approximately 18 kg/tonne when the first lift of any pad is being stacked and at a rate of approximately 8 kg/tonne when the second lift of any pad is being stacked. Efforts are being made to reduce the overall level of cement consumption. The plant was designed to produce 2.5 Mtpa of ore for stacking but has exceeded this capacity for both 2002 and 2003.

        The discharge from the agglomeration drum is transported by an overland conveyor to the "grasshopper" conveyor and radial stackers which build each heap leach pad in two lifts. Each pad has a clay base on which a 1.5 mm high-density polyethylene ("HDPE") liner is placed. The HDPE liner is covered by a 600 mm cushion layer of saprolite to protect the liner. Gravel roadways are laid down on the lower lift of each pad in order to allow pads to be stacked and worked on in the rainy season. Cyanide solution is fed through drip irrigation piping on the pads. The pregnant solution is collected after it has percolated through the pad and is eventually pumped through carbon filled columns which strip out the gold. The loaded carbon is transported to the Sadiola Gold Mine for toll treatment of the carbon to produce gold bullion and for regeneration of carbon prior to its return to the Yatela Gold Mine for ongoing use.

        The average life of mine gold recovery rate incorporated in the feasibility study was 85%. Actual gold recovered from start-up to December 2003 was 82.4%. The leach cycle of the Yatela Gold Mine is longer than originally anticipated, however, the ultimate recovery rate for the contained gold is still expected to be 85%.

        The Yatela Gold Mine has built sufficient excess solution pond capacity to accommodate the effects of the rainy season. A detoxification facility has been installed which uses hydrogen peroxide as required to reduce cyanide levels to international discharge standards. Experience to date indicates that the detoxification process will only be needed in the rainy season if it becomes necessary to discharge excess solutions.

Production

        The following table sets forth production information for the Yatela Gold Mine for the periods indicated:

	2003 (12 months)	2002 (12 months)
Tonnes processed (000s)	2,590	2,810
Grade (g/t)	2.8	3.6
Ounces produced (000s)	218	269
GI Cash Cost (US$/oz)(1)	244	177

(1)
GI Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. GI Cash Cost is inclusive of production-based taxes and management fees.

        Based on the ore reserves at the end of December 2003, and the current production rate of approximately 3 Mtpa, the Yatela Gold Mine is expected to continue in operation until 2006.

Capital Costs and Financing

        On the original Yatela property (that purchased from Eltin), the feasibility and capital costs were to be shared equally by the Company and AngloGold. On the original SADEX concession areas incorporated into the Yatela Mining Permit, costs were the responsibility of AngloGold, to be later repaid by cash flow from any mine established by SADEX. Since the deposit straddled the original Yatela property and the SADEX concession, AngloGold provided 65% of the feasibility and capital cost of the Yatela Gold Mine, with the Company supplying the remaining 35%. The 15% difference between the 50:50 funding level and the actual 65:35 funding level is treated as an AngloGold shareholder loan to AGEM Ltd., which will be repaid pari passu from cash flow from the Yatela Gold Mine. The AngloGold loan to AGEM Ltd. is recourse only to cash flow from the Yatela Gold Mine.

        Feasibility and capital development costs for the Yatela Gold Mine were US$100 million. From 2001 through December 2003, YATELA has made repayments aggregating US$37 million of invested capital, of which US$13 million was received by IAMGold.

Mining Taxation and Exchange Regulations

        YATELA is exempt from taxation of net mining profits, as calculated under the Malian Mining Code, until July 5, 2006. Otherwise, the mining taxation applicable to YATELA is the same as that applicable to SEMOS. (See "Item 4 — Narrative Description of the Business — Sadiola Gold Mine — Mining Taxation and Exchange Regulations").

TARKWA GOLD MINE

Project Description and Location

        IAMGold holds an aggregate 18.9% interest in GFGL. GFGL has rights to operate and develop a property known as the Tarkwa concession in Ghana, which includes the Tarkwa Gold Mine. Gold Fields Limited ("Gold Fields"), a South African public company listed on the Johannesburg Stock Exchange and the NYSE, is the operator of the Tarkwa Gold Mine and majority shareholder of GFGL with a 71.1% interest. The Republic of Ghana holds a 10% carried interest. GFGL was incorporated in 1993 to hold the Tarkwa concessions. Open pit operations began in 1998 and in 1999 the old underground mining operations of GFGL were shutdown.

        The Tarkwa Gold Mine operates under mining leases covering a total area of approximately 20,700 hectares. The Tarkwa property is covered by five mining leases each dated April 18, 1997 in respect of operations at the Tarkwa property, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for the operations at the Teberebie property. The Tarkwa property mining leases expire in 2027 and the Teberebie property mining leases expire in 2018. The Government of Ghana is entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Tarkwa Gold Mine.

Operator

        Gold Fields is the operator of the Tarkwa Gold Mine. In consideration for its services, Gold Fields receives a management fee equal to 2.5% of GFGL gold revenues per annum. As of December 31, 2003, the Tarkwa Gold Mine had approximately 2,500 employees including those employed by outside contractors.

Environment

        GFGL has received all required environmental operating permits for the Tarkwa Gold Mine from the Ghana Environmental Protection Agency (the "EPA") and an environmental certificate covering all operations at site has been issued by the EPA. GFGL has submitted a costed reclamation plan for the property which has been approved by the EPA. A reclamation security agreement with the EPA has been finalized and GFGL has posted a reclamation bond based upon the reclamation security agreement in the amount of US$6 million covering disturbance associated with the operation. Bond levels are subject to review and update every two years under the agreement.

        An environmental management plan for the Tarkwa Gold Mine has been submitted and approved by the EPA. Additionally, the environmental permit for construction and operation of the CIL mill and tailings dam has been issued.

        On October 16, 2001, a cyanide solution spillage was discovered by GFGL at the Tarkwa property. GFGL discovered and immediately rectified the cause of the spillage. The EPA was notified about the spill on October 16, 2001 and a formal report on the spill and corrective measures implemented was submitted to the EPA on October 19, 2001. In consultation with the appropriate government authorities, including the EPA, GFGL created a fund in the amount of US$130,000 to pay for costs incurred by and inconvenience to communities arising from the spill. A writ was filed by the Chief and principal members of another community claiming compensation in respect of the spill. This claim was settled out of court by expanding the fund to include this particular community.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Tarkwa Gold Mine is located in south-western Ghana, about 300 km by road west of Accra, the capital. The Tarkwa Gold Mine consists of an open pit operation on the Tarkwa property and the adjacent northern portion of the Teberebie property acquired by GFGL in August 2000. The Tarkwa Gold Mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked in to the property.

        The area has a tropical climate with two wet seasons (March to July and September / October) with a Hamattan dry season from mid October to March. Temperatures range from 21C to 32C and rainfall average approximately 2000 mm per annum. The vegetation is a mixture of tropical rain forests and semi-deciduous forest. Deforestation due to subsistence farming by the local population has altered the vegetation in the environs of the mines to secondary forest, scrub and cleared land. No primary forest is found on the concession.

        The topography of the Tarkwa concession comprises a series of prominent ridges and valleys. No major rivers traverse the mining area.

History

        Pursuant to an agreement dated October 13, 1993, Mutual Resources Limited ("Mutual") acquired Crescent Mining Finance Limited ("Crescent Finance"), which held a 5% interest in GFGL. Golden Knight Resources Inc. ("Golden Knight"), a Canadian public company at the time, acquired Mutual in October 1995.

        Pursuant to a letter agreement dated August 16, 1996 and amended on September 24, 1998 between Golden Knight and Cabo Frio Investments A.V.V. ("Cabo Frio"), Golden Knight acquired a further 12.5% interest in GFGL.

        Pursuant to a share purchase and assignment agreement dated March 4, 1999 with Cabo Frio, Repadre Capital Corporation purchased from Cabo Frio on April 30, 1999 common shares of GFGL representing a 1.4% interest in GFGL for an aggregate purchase price of US$2.2 million.

        In April 1999, Repadre Capital Corporation and Golden Knight completed a business combination and, effective January 1, 2000, Repadre Capital Corporation, Golden Knight and Mutual amalgamated under the name Repadre Capital Corporation. Effective January 7, 2003, Repadre Capital Corporation was amalgamated with a wholly-owned subsidiary of IAMGold, pursuant to a court-approved plan of arrangement and, effective January 1, 2004, Repadre Capital Corporation was amalgamated with the Company.

Geological Setting

        Gold mineralization at the Tarkwa Gold Mine is hosted by Proterozoic Tarkwanian metasediments, which unconformably overlie a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and is similar to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate units occur in the concession area within a sedimentary package ranging from 40 m to 110 m in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

        Five separate production areas are centred on the Pepe Anticline, a gently north plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and interlayered waste zones between the areas of mineralization thicken to the west.

Mineralization

        Gold occurs as sparsely distributed tiny specks hosted within the matrix of phyllosilicates, the silicified matrix of conglomerates and occasionally associated with recrystallized hematite. The gold occurs predominantly in a native state, with minor electrum and copper — gold alloy. The gold particles have an average size range from 50 to 150 microns. The finer gold is distinctly spherical in shape, whereas the coarser grains are more globular or hypidiomorphic. Silver content varies from 3 to 7% of the gold.

        X-ray diffraction reveals that the ore consists essentially of quartz, minor amounts of mica, possibly muscovite, and trace quantities of Fe oxides, mainly Ti-bearing hematite. Accessory oxides present include magnetite, goethite, ilmenite and rutile. Accessory amounts of chlorite, possibly corrensite, and the carbonate mineral ankerite were also detected. Sulphide minerals have not been detected in the ore.

Sampling and Analysis

        Tarkwa's quality control program consists of the following internal controls: (1) field re-splits every 100th sample i.e. a coarse duplicate (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results), (2) laboratory repeats every 20th sample (a second sample taken after the first stage of comminution that indicates preparation errors), as well as repeat fire assays every 10th sample; every sample that assays above 3 g/t is repeat assayed using fire assay, (3) the laboratory repeat assays pulps at random (indicates analytical variance). Five percent of all sample pulps are checked by an umpire laboratory to assess the quality of analysis. The laboratories also participate in regular round robin analyses.

        The Tarkwa Gold Mine maintains an ongoing grade reconciliation program between current resource grade and tonnage models with actual tonnes mined and grades as measured across the belts feeding the heaps. A more detailed discussion can be found in the technical report entitled "A Technical Report on the Tarkwa Gold Mine, Ghana" filed on SEDAR on May 23, 2003.

        A total of 1692 exploration boreholes have been drilled on the Tarkwa concession, of which 1280 were drilled by GFGL, 177 by Pioneer (Teberebie), 11 by Ghana Australia Goldfields and the 224 by the State Gold Mining Corporation. All these exploration drill holes are incorporated into the database. A total of 211 reverse circulation boreholes and 21 trench samples are included in the 1348 GFGL drillholes. The total exploration drilling meterage is 219,123 m.

        A total of 368,160 m of grade control reverse circulation drilling (12,559 boreholes) have been drilled on the concession. All grade control drill holes have also been captured in the geological database.

        The primary database captures the following: (1) The collar positions of all RC and DD holes, (2) Down-the-hole survey data, (3) Lithological data, (4) Assay data, (5) The final stratigraphic zoning of all boreholes.

        Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out.

Mineral Resources and Ore Reserve Estimates

        The following table sets forth the estimated ore reserves for the Tarkwa Gold Mine as of June 30, 2003, as calculated by the mine operator:

Category	Tonnes (Mt)	Grade (g/t)	Gold (000's oz)
Proved(1)	171.0	1.4	7,432
Probable	61.0	1.2	2,396

Total ore reserves(2)(3)(4)	232.0	1.3	9,828

(1)
Low-grade operational stockpiles included in proved ore reserves.

(2)
Based on a gold price of US$325/oz and estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. The reserve is based on heap leach, mill and owner mining cost.

(3)
10% tonnage factor and no grade factor applied.

(4)
IAMGo1d has an 18.9% interest in these ore reserves.

        The following table sets forth the estimated measured and indicated mineral resources (which includes ore reserves) for the Tarkwa Gold Mine, as of June 30, 2003, as calculated by the mine operator:

Category	Tonnes (Mt)	Grade (g/t)	Gold (000's oz)
Measured	198.9	1.4	8,975
Indicated	222.6	1.3	9,575

Total measured and indicated mineral resources(1)	421.5	1.3	18,550

(1)
Measured and indicated mineral resources are estimated at a gold price of US$400/oz and include proved and probable ore reserves. They are estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. IAMGo1d has an 18.9% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Tarkwa Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2003, as calculated by the mine operator:

Category	Tonnes (Mt)	Grade (g/t)	Gold (000's oz)
Inferred mineral resources(1)	50.4	2.3	3,759

(1)
Mineral resources are estimated at a gold price of US$400/oz and are estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. IAMGo1d has an 18.9% interest in these mineral resources.

Mining Operations

        Mining at the Tarkwa Gold Mine is carried out by open pit method using a contractor fleet operated by African Mining Services ("AMS"), a subsidiary of Henry Walker Eltin, an Australian contracting company. AMS provides employees, supplies and equipment for mining at Tarkwa, including drilling, blasting, ore and waste mining and haulage of material produced from the mining activities. Ore and waste at Tarkwa is mined selectively using hydraulic excavators in backhoe configuration in either 6 m or 3 m lifts, with the ore loaded into trucks with a payload capacity of around 85 tonnes. Ore is delivered to one of two primary crushers.

        GFGL is in the process of converting from contractor mining to owner mining. This process is expected to be complete by June 2004 at a capital cost of US$74 million. Payload capacity of the haul trucks in the new mining fleet is around 140 tonnes.

Processing

        The Tarkwa Gold Mine currently utilizes conventional heap leach techniques to recover gold. Operations consist of two separate heap leach circuits, the Tarkwa plant and the plant at the Teberebie property acquired in August 2000. The Tarkwa heap leach plant was commissioned in 1997 while the Teberebie heap leach plant was commissioned in 1992. The two plants each have multiple stage crushing and screening processes combined with agglomeration and a combined capacity of approximately 14.4 Mtpa.

        GFGL recently commissioned a bankable feasibility study ("BFS") that was completed in December 2002 by Lycopodium Pty Ltd. The BFS evaluated the technical and economic viability of an expansion project that incorporated the results of an owner mining study conducted by GFGL. The BFS, in conjunction with a detailed strategic analysis, generated a detailed project case that included the current 14.4 Mtpa heap leach operation combined with a new 4.2 Mtpa carbon-in-leach ("CIL") conventional mill operation and owner mining.

        On May 8, 2003 IAMGold announced the decision to proceed with the expansion of the Tarkwa gold mine, including construction of a 4.2 Mtpa mill and leach plant at a cost of US$90 million and the purchase of a new mining fleet and auxiliary equipment at a cost of US$74 million relating to the conversion from contractor to owner-operator mining. The capital investment is being undertaken between June 2003 and December 2004, with the goal of converting to owner mining commencing in June 2004 and having the mill commissioned by early 2005. This expansion is forecasted to increase annual ore throughput to 19 Mtpa and increase annual gold production from the current 525,000 ounces to a peak of over 700,000 ounces. Average life of mine production is estimated to be 615,000 ounces per annum.

Production

        The following table sets forth production information for the Tarkwa Gold Mine for the periods indicated:

	12 months to December
	2003	2002	2001
Tonnes processed (000s)	15,570	15,105	14,500
Grade (g/t)	1.4	1.56	1.59
Ounces produced (000s)	555	524	527
GI Cash Cost (US$/oz)(1)	224	187	172

(1)
GI Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. GI Cash Cost is inclusive of production-based taxes and management fees.

        Based on the ore reserves at June 30, 2003 and an estimated production rate of 18.6 Mtpa following a mill expansion in 2004, the Tarkwa Gold Mine has an estimated life of 12 years.

        Technical information in this section relating to the Tarkwa Gold Mine has been derived from the Tarkwa Report and historical operating data.

Capital Cost and Financing

        Based on a review of the BFS, a decision was made to proceed with both the installation of the mill and the acquisition of a new mining fleet. It is estimated that the capital costs for the mill and the mining fleet are US$90 million and US$74 million respectively. The capital expenditures are being undertaken between June 2003 and December 2004.

        Financing for both the mill and the mining fleet is expected to be provided through cash flow from operations and from IAMGold and Gold Fields.

Mining Taxation and Foreign Exchange Control

        Ghanaian resident companies are subject to tax on the basis of income derived from Ghana. The standard corporate income tax rate is currently 32.5% and there is also a national reconstruction and development levy, introduced on January 1, 2001, of 2.5% of operating profit. Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowance consists of an initial allowance of 80% of the cost of the asset and the balance depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the memorandum of agreement entered into between the Government of Ghana and GFGL, the government has agreed that no withholding tax will be payable on any dividend or capital repayment declared by GFGL which is due and payable to any shareholder not normally resident in Ghana.

        Ghana's exchange control laws require permission from the Ghanaian authorities for transactions involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana to either use such amounts in Ghana or maintain them in a Ghanaian bank account.

        Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees tax rates and foreign currency repatriation rates at levels no less favourable then current rates.

DAMANG GOLD MINE

Project Description and Location

        IAMGold holds an 18.9% interest in Abosso. Abosso has rights to operate and develop a property known as the Damang concession in Ghana, which includes the Damang Gold Mine. Gold Fields is the operator of the Damang Gold Mine and the majority shareholder of Abosso with a 71.1% interest. The Republic of Ghana holds a 10% carried interest. The Damang Gold Mine commenced production in 1997 following exploration work dating back to 1993.

Operator

        Gold Fields is the operator of the Damang Gold Mine. In consideration for its services, Gold Fields receives a management fee of US$1.5 million per annum. As of December 31, 2003, the Damang Gold Mine had approximately 950 employees including those employed by outside contractors.

Environment

        Abosso has an environmental permit for the Damang Gold Mine and is in compliance with regulatory requirements. Abosso has received a certificate of approval regarding the company's environmental management system for the Damang Gold Mine under ISO 14001. Abosso has been advised that such certificate will be issued in due course, and has posted a provisional reclamation bond in the amount of US$2 million.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Damang Gold Mine is located 40 km north of the Tarkwa Gold Mine. It has good access roads and an established infrastructure. The property is approximately 280 km by road west of the capital, Accra, and 140 km by road from the port of Takoradi on the Atlantic coast. Most supplies are trucked in to the property. The Damang Gold Mine has access to the national electricity grid.

        The Damang property is covered by a mining lease granted to Abosso by the Government of Ghana on April 19, 1995. The mining lease was amended on April 4, 1996 and now covers 52.39 km2. The mining lease was granted for a period of 30 years, expiring on April 19, 2025. In addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang Gold Mine at a fair market price. The Government of Ghana is also entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Damang Gold Mine.

Acquisition of Interest in Abosso

        Repadre Capital Corporation acquired its 18.9% interest in Abosso on January 23, 2002 pursuant to an acquisition agreement dated October 20, 2001 among Repadre Capital Corporation, GFGL, Ranger Minerals Limited ("Ranger"), a public company listed on the Australian Stock Exchange, and Abosso Gold Holdings S.A., a wholly-owned subsidiary of Ranger which was the original holder and the vendor of the interest. The aggregate purchase price for the 90% interest in Abosso and for the assignment of A$75.7 million of indebtedness of Abosso to Ranger consisted of A$63.3 million in cash contributed by Gold Fields and 4.0 million common shares of Repadre Capital Corporation giving Repadre Capital Corporation an 18.9% interest in Abosso and 21% of the shareholder loans.

Geological Setting

        The geology of the Damang Gold Mine is that of a stockwork sulphide deposit. The deposit occurs as hydrothermal mineralization associated with dominantly east-dipping thrusts and sub-horizontal quartz veins. The Abosso-Damang area lies close to the eastern margin of a structural basin, commonly referred to as the Ashanti Belt, an area that features a number of major regional fold structures including the Damang Anticline.

        Mapping of the Damang Anticline shows this structure to be a tight fold, plunging shallowly toward the north-northeast. The western limb of the anticline is displaced downward and to the south by a major fault. The Damang mineralization is located to the east of this fault, in and immediately east of the fold axis.

Mineralization

        Silicification and quartz veining are the most obvious and widespread effects accompanying gold mineralization. The majority of gold is intimately associated with pyrite-pyrrhotite mineralization which occurs in selvages around quartz veins. The veins themselves rarely contain sulphides but do occasionally show coarse gold particles associated with accessory minerals. Thin seams of fine chlorite-carbonate commonly occur on vein margins and it is in such seams that visible gold is usually observed.

        Mineralized alteration selvages commonly extend for between 30 cm and 1.5 m either side of quartz veins, such that large volumes of continuous mineralization form in areas of intense veining. Auriferous pyrite and pyrrhotite occurs predominantly as coarse crystals up to 1 cm disseminated throughout the vein selvage. These crystals usually show a distinct zoning: an internal remnant of pyrite surrounded by a selvage of pyrrhotite. The pyrrhotite may then be surrounded by a very thin replacement rim of siderite. Most gold occurs on pyrite and pyrrhotite cracks and grain boundaries and the proportion of sulphides visible in samples is a good guide to gold grade.

Exploration

        Current exploration is focused on near-mine targets to assess the potential of the Banket conglomerates hosting palaeo-placer gold mineralization (Tarkwa style) as well as hydrothermal styles of gold mineralization (Damang style). Geochemical surveys, pitting, trenching, and both reverse circulation (RC) and core drilling programs continue. At the Bonsa Forest Reserve prospect three potential hydrothermal targets are being evaluated, while at Rex and Tomento, up to four mineralized reefs have been targeted being: HW, Guilder, Malta and Star.

Sampling and Analysis

        The Damang Gold Mine has developed a stringent sample preparation and analysis regime along with a strict quality control program. All exploration drilling utilizes 50g fire assay analysis unless otherwise prescribed. At times, bottle roll tests with catalyzed cyanide leach (800g charge) is employed where closer spaced infill grade information is required. Samples are always under the supervision of AGL staff until submitted to the laboratory, and a system of sample submission ensures the tracking of sample progress in the system.

        Damang's quality control program consists of the following: (1) field re-splits every 100th sample (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results), (2) laboratory repeats every 25th sample (a second sample taken after the first stage of comminution that indicates preparation errors), (3) pulp repeats every 25th sample (indicates analytical variance), (4) blanks every 50th sample (indicates carry-over of gold between successive samples due to improper cleaning of laboratory equipment), and (5) standards every 50th sample (low value, medium value and high value standards, are submitted (supplied by RockLab and Gannet) to ensure the calibration of analytical equipment is correct. Periodically, sample pulps are submitted to alternate laboratories to assess the quality of analysis. The laboratories also participate in regular round robin analyses.

Mineral Resources and Ore Reserve Estimates

        The following table sets forth the estimated ore reserves for the Damang Gold Mine as of June 30, 2003, as calculated by the mine operator:

Category	Tonnes (Mt)	Grade (g/t)	Gold (000's oz)
Proved(1)	14.2	1.5	676
Probable	3.1	2.5	244

Total ore reserves(2)	17.3	1.7	919

(1)
Low-grade operational stockpiles included in proved ore reserves.

(2)
Using the JORC Code at US$325/oz gold. IAMGold has an 18.9% interest in these reserves.

        The following table sets forth the estimated measured and indicated mineral resources (which includes ore reserves) for the Damang Gold Mine, as of June 30, 2003, as calculated by the mine operator:

Category	Tonnes (Mt)	Grade (g/t)	Gold (000's oz)
Measured	17.2	1.5	853
Indicated	7.7	2.0	488

Total measured and indicated mineral resources(1)	24.9	1.7	1,341

(1)
Measured and indicated resources are estimated at a gold price of US$400/oz and include proved and probably reserves. IAMGold has an 18.9% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Damang Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2003, as calculated by the mine operator:

Category	Tonnes (Mt)	Grade (g/t)	Gold (000's oz)
Total inferred mineral resources(1)	2.9	1.9	175

(1)
Estimated at a gold price of US$400/oz. IAMGold has an 18.9% interest in these mineral resources.

Mining Operations

        Mining at the Damang Gold Mine is carried out by open pit method using a contractor fleet operated by AMS. AMS has held the earth-moving contract since the commencement of operations in November 1997.

        Fresh rock and transitional zones are drilled and blasted in 6 m lifts with excavation in 3 m flitches. Oxide material is excavated without the requirement of blasting. Ore and waste is loaded by three hydraulic excavators in backhoe configuration while hauling is done using trucks with a payload capacity of around 90 tonnes.

        Ancillary equipment includes bulldozers, graders, water trucks, and service truck vehicles supporting the drill-and-blast and haulage operations through vehicle, road, and bench maintenance, dust and erosion control.

        Waste material is hauled to planned dumps located proximal to the pit. The mine has a progressive reclamation plan whereby as areas become inactive, they are immediately rehabilitated through contouring, replacement of topsoil, seeding and planting and fertilization.

        A number of stockpiles have been established over the years to blend and smooth mill processing. Stockpiles are categorized according to grade (run of mine ore greater than 1.6 g/t, medium grade ore from 1.1 g/t to 1.6 g/t, and low grade ore less than 1.1 g/t) and according to ore type (laterite, oxide, and primary ore). Milling is based on a schedule of 3.0 Mtpa of fresh ore and 1.65 Mtpa of oxide ore.

Processing

        The milling circuit was commissioned in November 1997 at the design throughput of 3 Mtpa. A number of modifications and optimizations allowed an increase in the annual throughput to close to 5 Mtpa. The plant is a conventional two-stage grinding circuit, with pebble crusher and gravity concentration, followed by a CIL recovery process. The average throughput of the plant is currently 600 tph (14,000 tpd) with an average availability of 92%.

        The plant is processing a blend of hard, unweathered ore or fresh rock (phyllite, dolerite and sandstone) and of highly weathered oxides (laterite, saprolite). The current blend is varying between 60% and 75% fresh rock, depending on the ore grade, availability of the ore and state of the SAG liners.

        The crushing plant reduces the run-of-mine ore from 80% passing 800 mm to about 80% passing 200 mm with discharge sent to a reclaim ore stockpile with a live capacity of about 10,000 tonnes and total capacity of 100,000 tonnes. The ore then progresses to the milling section which consists of a SAG mill and a ball mill. Cyanide is added at the feed of the ball mill to maximize the gold dissolution during the grinding and reduce the accumulation of free gold in this part of the circuit.

        Gold dissolution is completed in the CIL section and is subsequently recovered with activated carbon. In the thickening area of this section, much of the cyanide and lime in the liquid component can be recovered and re-used in the plant. Part of the thickener overflow is diverted to the plant while the remainder is sent to the process water dam where it is mixed with the tails return water and pumped back to the plant.

        In the elution and gold recovery section, the adsorbed gold on the carbon is returned into solution and is then electroplated onto stainless cathodes. Periodically, the gold loaded stainless steel is removed from the electro-winning cells to remove the plated gold into a hopper where it is filtered and the sludge smelted after it has been dried in an oven.

Tailings Disposal

        Waste material from the process is passed through a tailings water thickener to recover water and reagents before it is pumped to the new east tailings dam located approximately 2 km east of the processing plant. Total capacity of the east dam is to be 30 million cubic metres and it is expected that this dam will provide tailings disposal facilities until the proposed end of mine life on current predictions.

        The old south tailings dam is located 2.5 km to the southeast of the process plant. Although it is no longer used for tailings disposal, return water is still occasionally used at the plant from this dam.

        Both tailings dams are located in areas with a number of natural ridges and hills which have significantly reduced the earthworks required for the dam constructions. The tailings dams have been designed by specialist consultants to contain extreme rainfall events. The designs require that a minimum freeboard of 1 m be maintained at all times during the operational life of the mines in order to provide sufficient storage to contain a 1 in 100 year rainfall event over a 72 hour period. The drying out of the deposited tailings is maximized by rotating the discharge point around the dam perimeters. This method of disposal allows the tailings to gain a higher density and strength, and will assist in minimizing seepage.

        The tailings dam walls are earth and the crests are approximately 26 m. The walls of the dams are keyed into the embankments. Wells have been drilled into the walls to monitor possible leakage. In addition, piezometers have been fitted to the dam walls to monitor any movement.

Production

        The following table sets forth production information for the Damang Gold Mine for the periods indicated:

	12 months to June
	2003	2002
Tonnes processed (000s)	5,080	4,290
Grade (g/t)	2.1	2.3
Recovery	91%	90%
Ounces produced (000s)	303	287
GI Cash Cost (US$/oz)(1)	230	226

(1)
GI Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. GI Cash Cost is inclusive of production-based taxes and management fees.

        Based on the ore reserves at June 30, 2003 and the current production rate of 4.6 Mtpa, the Damang Gold Mine is expected to continue in operation until 2006.

        Technical information in this section relating to the Damang Gold Mine has been derived from the Abosso Report.

Mining Taxation and Foreign Exchange

        The mining taxation applicable to the Damang Gold Mine is the same as that applicable to the Tarkwa Gold Mine (see "Item 4 — Narrative Descriptions of the Business — Tarkwa Gold Mine — Mining Taxation and Foreign Exchange").

        Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana. The level of repatriation is subject to renegotiation every two years and has increased from the initial rate of 20% set in 1996. Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees future tax rates and foreign currently repatriation rates at levels no less favourable than current rates.

        Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees tax rates and foreign currency repatriation rates at levels no less favourable then current rates.

ROYALTIES

        IAMGold holds active and inactive royalty interests on mineral properties located in the Americas an Africa.

        Royalties are typically in the form of net smelter return ("NSR") royalties, but may also be net profit interest ("NPI") royalties or gross sales royalties. NSR royalties and gross sales royalties provide payments from revenues before the deduction of most of the operating expenses that have been incurred by the owner of the mine. NPI royalties provide payments based upon the net profits of the mine or the owner of the mine.

        The following is a description of IAMGold's royalty interests:

Significant Royalty Interests

        NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects, including a requirement that such information be based in certain cases upon a technical report or other information prepared by or under the supervision of a qualified person. Pursuant to an exemption order granted to IAMGold by the securities regulatory authorities in Canada, the information contained herein with respect to the Lac de Gras Royalty and the Williams Royalty, both as defined below, has been extracted from information publicly disclosed in documents filed on SEDAR, in the case of the Lac de Gras Royalty, by Aber Diamond Corporation ("Aber"), a public company listed on the Toronto Stock Exchange (the "TSX"), and in the case of the Williams Royalty, by either Teck Cominco Limited ("Teck Cominco"), a public company listed on the TSX, or Barrick Gold Corporation ("Barrick"), a public company listed on a number of stock exchanges including the TSX and the NYSE.

Lac de Gras Diamond Royalty — Northwest Territories and Nunavut, Canada

        IAMGold holds a 1% royalty (the "Lac de Gras Royalty") in respect of diamond production from any claims staked by Dr. Christopher Jennings on his own behalf or on behalf of any person for whom Dr. Jennings acted as a consultant during the period from November 15, 1991 to November 15, 1992 in the Lac de Gras area of the Northwest Territories between longitude 108 degrees and 112 degrees west and between latitude 64 degrees and 65 degrees north. During the relevant time period, Dr. Jennings was involved in staking certain claims (the "Lac de Gras Claims") in the Mackenzie Mining District of the Northwest Territories and Nunavut which are subject to the Lac de Gras Royalty. The Lac de Gras Claims include the Diavik diamond property (the "Diavik Project") in which Aber owns a 40% interest and Diavik Diamond Mines Inc. ("DDM"), a wholly owned subsidiary of Rio Tinto plc, owns a 60% interest. Effective in September 2003, Repadre Capital Corporation (which subsequently merged with IAMGold) entered into a royalty agreement with Aber and DDM formalizing the foregoing 1% royalty in respect of the Diavik Project.

        The following technical data, including mineral resource and ore reserve tables, have been extracted from Aber's annual information form dated June 4, 2003 on pages 10 through 24 and from Aber's other public disclosure. A qualified person from IAMGold has not reviewed the information nor has it been in a position to independently verify such information.

    The Diavik Project is located approximately 300 km northeast of Yellowknife, Northwest Territories. The area has few communities and a harsh climate with average annual temperatures of minus 12 degrees Celsius, although operations are conducted year round. Access to the site is by aircraft to a 1,600 m airstrip and a 425 km ice road from Yellowknife, which is typically in operation during the period from February to March.

    The mineral resource at the Diavik Project is hosted within four kimberlite pipes located at Lac de Gras. The four kimberlite pipes are commonly referred to as A154 South, A154 North, A418 and A21. Three of the four kimberlite pipes were discovered in 1994 while the fourth was discovered in 1995. The kimberlites are Eocene aged volcanic complexes, hosted by late Archaean aged granitoid and metasedimentary rocks of the cratonic Slave Structural Province. The Archaean aged rocks are intruded by at least five Proterozoic diabase dyke swarms with the kimberlite diatremes cutting both the Archaean and Proterozoic aged rocks.

    The kimberlite pipes occur as steeply inclined to vertical cone-shaped intrusions with roughly circular to elliptical surface expressions which cover an area of less than 2 hectares. Mineralization within the kimberlite pipes comprises three broad classes, namely hypabyssal kimberlite, volcanic and epiclastic kimberlite and zenoliths. Diamonds occur within all kimberlite classes most commonly as disaggregated xenocrysts.

    The four kimberlite pipes have undergone mini-bulk sampling involving the extraction of large diameter core samples to determine diamond grades. The pipes have also been delineated by drilling to a depth of at least 400 m. Pipe A154 South and A418 have been bulk sampled by underground excavation.

    The following table sets forth the estimated ore reserves for the Diavik Project as of May 2000:

Category	Tonnes (Mt)	Grade (carats/t)	Diamonds (Mcarats)
Proven	13.5	4.6	61.7
Probable	12.2	3.7	44.9

Total ore reserves(1)(2)	25.7	4.2	106.7

(1)	Based on a May 2000 feasibility study prepared for Aber by an independent consulting firm that incorporated a report on ore reserves and mineral resources prepared by separate independent consulting firm, which was supervised by a qualified person.
(2)	Ore reserves were calculated using average diamond values of US$65 per carat.

    The following table sets forth the estimated measured and indicated mineral resources, including reserves, and inferred resources for the Diavik Project, as of May 2000:

Category	Tonnes (Mt)	Grade (carats/t)	Diamonds (Mcarats)
Measured	13.0	4.8	62.4
Indicated	18.1	3.4	61.5

Total measured and indicated mineral resources(1)(2)	31.1	4.0	123.9
Inferred mineral resources(1)(2)	6.3	2.4	15.1

(1)	Based on a May 2000 feasibility study prepared for Aber by an independent consulting firm that incorporated a report on ore reserves and mineral resources prepared by separate independent consulting firm, which was supervised by a qualified person.
(2)	Using the JORC Code to a depth of 420 m. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

    The Diavik Project's kimberlite pipes are located in shallow water and as such, dikes are to be used to provide access to the pipes and to create a safe working environment. The mine plan proposes open-pit mining of all four kimberlite pipes. Pipes A154 South and A418 are also to be mined from underground. Based on a feasibility prepared by the manager of the Diavik Project, with results released by Aber in 1999, production is estimated at rates of 1.5 Mtpa. Pipe A154 would be mined for the first ten years as an open pit. Pipe A418 would commence production in 2010 and continue to 2022. Pipe A21 would be mined between 2013 and 2019. Underground production from pipe A154 South is forecasted between 2015 and 2019.

    The Diavik Project is subject to environment requirements and conditions at both the federal and territorial levels. Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Northwest Territories requirements are administered by the Departments of Education, Culture and Employment; Resources, Wildlife and Economic Development; Transportation; and Workers Compensation Board-Prevention Services.

        The construction of the mining complex at the Diavik Project was completed in 2002 with initial production from the A-154 pit beginning in November 2003. As of December 31, 2003, IAMGold has received royalty revenue of US$2.1 million from the Lac de Gras Royalty. The Lac de Gras Royalty represented US$48.3 million on the consolidated balance sheet of the Company at December 31, 2003.

Williams Royalty — Ontario, Canada

        IAMGold owns 720 units of The Williams Royalty Trust (the "Williams Trust"), which has a 1% NSR royalty (the "Williams Royalty") on the minerals recovered from the Williams mine (the "Williams Mine"). The Williams Mine is owned 50% by Barrick and 50% by Teck Cominco. There are currently outstanding 1,000 units of the Williams Trust and, accordingly, IAMGold is entitled to receive 72% of the Williams Royalty payments.

        The following technical data, including mineral resource and ore reserve tables, have been extracted from Teck Cominco's annual information form dated February 20, 2004 on pages 43 and 44 and from Teck Cominco's 2003 annual report filed on SEDAR on April 1, 2004 on pages 24, 62 and 63. A qualified person from IAMGold has not reviewed the information nor has it been in a position to independently verify such information.

    The Williams Mine lies adjacent to the Trans-Canada Highway in the Hemlo district of Ontario. The mine operates throughout the year and the mill located at the Williams Mine processes ore from both the Williams Mine and the nearby David Bell Mine. Power for the operations is taken from the Ontario Hydro grid, and back-up standby diesel generators are available if required. Water requirements are sourced from Cedar Creek, and mine personnel live in nearby areas with the majority in Marathon, Ontario.

    The Williams Mine is located at the western end of a small east-west trending Archean Greenstone Belt known as the Hemlo zone and covers a surface area of approximately 270 hectares. The total length of the Hemlo zone covering three mines in the area, including the Williams mine, is over 3 kms. The orebody at the Williams mine dips north at 60-70 degrees with widths varying from 1 m to 45 m.

    The following table sets forth the estimated mineral reserves for the Williams Mine as of December 2003:

Category	Tonnes (Mt)	Grade (g/t)	Gold (Moz)
Proven	17.2	3.0	1.6
Probable	12.3	2.7	1.1

Total mineral reserves(1)(2)	29.5	2.9	2.7

(1)	Classification of mineral reserve is consistent with the classification system prescribed in NI 43-101.
(2)	Ore reserves were calculated using gold price of US$325/oz.

    The following table sets forth the estimated measured and indicated mineral resources, excluding mineral reserves, and inferred mineral resources for the Williams Mine, as of December 2003.

Category	Tonnes (Mt)	Grade (g/t)	Gold (Moz)
Measured	1.7	2.5	0.1
Indicated	2.7	2.3	0.2

Total measured and indicated mineral resources(1)	4.4	2.4	0.3
Inferred mineral resources(1)	7.2	2.2	0.5

(1)	Classification of mineral resources is consistent with the classification system prescribed in NI 43-101. The mineral resource estimates above are reported separately from and are not aggregated with estimated mineral reserves. Mineral resources do not have demonstrated economic viability. Totals may not add due to rounding.

    The Williams Mine is primarily an underground operation with some open-pit mining and has been operating since the fall of 1985. The underground mine is accessed by a 1,300 m production shaft and mining being carried out by longhole stoping with delayed cemented rock backfill.

        The Williams Royalty represented US$5.4 million on the consolidated balance sheet of the Company at December 31, 2003.

Other Royalty Interests

        IAMGold owns the following royalty interests.

        El Limon Royalty — Nicaragua:    A 3% NSR on the El Limon property located in the Limon Mining District of Nicaragua approximately 100 km northwest of Managua. Glencairn Gold Corporation, a public company listed on the TSX, indirectly owns and operates the El Limon property.

        Magistral Royalty — Mexico:    A sliding scale NSR royalty on the Magistral property in Mexico calculated initially at the rate of 1% until royalty payments in respect of 30,000 ounces of gold have been received, 3.5% on the next 350,000 ounces of gold and thereafter at a rate of 1%. The Magistral property is held by Nevada Pacific Gold Ltd., a public company listed on the TSX, and Midwest Mining Co., a private company.

        Don Mario Royalty — Bolivia:    A 3% NSR royalty on the Don Mario gold-copper property located 70 km northeast of the village of San Juan in the province of Santa Cruz, Bolivia. The Don Mario property is indirectly owned by Orvana Minerals Corporation, a public company listed on the TSX Venture Exchange.

        Vueltas del Rio Royalty — Honduras:    A 2% NSR royalty from various properties located in northwestern Honduras, known collectively as the Vueltas properties, held indirectly by Geomaque Explorations Ltd., a public company listed on the TSX. Royalty payments received in respect of base metals produced from the Vueltas properties must be paid to a third party. In the case of gold, the royalty rate increases by 1% for each US$100 increase in the price of gold per ounce above US$400 per ounce to a maximum rate of 5%.

        Dolores Royalty — Mexico:    A 1.25% NSR royalty on gold produced from various properties located in the State of Chihuahua, Mexico indirectly owned by Minefinders Corporation Ltd., a public company listed on the TSX.

        Joe Mann Royalty — Canada:    A sliding scale NSR royalty on the Joe Mann property held indirectly by Campbell Resources Inc., a public company listed on the TSX. The royalty rate is 1.5% when the price of gold is $325 per ounce or greater, increasing by 1 basis point for every $1.00 increase in the price of gold above $325 per ounce to a maximum rate of 2%. Once Cdn$500,000 has been received under the 1.5% royalty rate, the royalty rate will reduce to 1% when the gold price is $350 per ounce or greater.

Miscellaneous Royalties

        IAMGold holds a number of inactive royalties that are not reflected on its consolidated balance sheet. These royalties represent historical investments where a mine may not be developed, where reserves have been depleted or where an exploration property was converted into a royalty.

EXPLORATION PROJECTS

        The following is a brief description of the exploration properties in which IAMGold has an interest, all of which are located in West Africa, South America and Canada.

Senegal

        IAMGold spent US$1.1 million on exploration on the Senegal properties (Bambadji and Daorala-Boto) in 2003 and expects to spend US$0.6 million for exploration on the Senegal properties in the first six months of 2004.

        The Bambadji and Daorala-Boto permits currently cover a total surface area of 681 km2 along the Senegal-Mali border. Two additional permit areas, being the Safa Permit (384 km2) and the Saroudia permit (376 km2) are in the final stage of the government approval process. These permits are juxtaposed on the west side of the Bambadji and Boto permit areas.

        The Bambadji and Daorala-Boto permits are located in the southeast of Senegal approximately 800 km east-southeast of the capital and port city of Dakar. From Dakar, access is by paved road via the towns of Tambacounda and Kedougou and the village of Saraya and then a 2 hour drive on a dirt track to the property. Air strips are located at Tambacounda and Kedougou.

        Very little infrastructure exists within the immediate vicinity of the Bambadji Project and, as a result, exploration activities require self-sustaining camps, communications, power and transport. An office, storage facilities and accommodations have been established in Dakar to support the project.

        Substantial exploration for iron, copper and gold has been carried out in eastern Senegal and artisanal mining for gold continues. Alluvial gold mining was carried out along the Faleme River by La Compagnie des Mines de Faleme-Gambie ("CMFG") from 1911 to 1950 with total production of approximately 2.8 tonnes of gold (87,000 ounces). Most of the post-World War II exploration in the vicinity of Bambadji has focused on exploration for copper and iron. From 1963 to 1969, Bureau de Recherches Geologiques et Minieres ("BRGM") carried out test pitting in the district and gold was found in a number of places. Gold exploration was carried out by Soviet geologists from 1971 to 1973. Anmercosa (1993-1995) and Ashanti (1995- 1999) had joint ventures with IAMGold to explore the gold potential of the permits. Since 2000 the exploration campaigns have been funded and carried out by IAMGold.

        The permits fall within the Kenieba-Kedougou Inlier of Birimian greenstones. The regional Senegal-Mali Fault Zone ("SMFZ"), which forms a structural corridor along the eastern side of the properties, runs north into Mali to pass by the Loulo, Sadiola and Yatela deposits. Splays from the SMFZ are believed to be important controls on gold mineralization.

        The properties are underlain by a package of sediments, volcanics, intrusives and iron hills. There are numerous faults and at least four phases of folding.

        Geological interpretation is made difficult because of: (1) poor outcrop, (2) weathered rock (saprolite), (3) complex structures and faulting, (4) complex folding, and (5) alteration (carbonatization, albitization, tourmalinization, brecciation).

        Numerous pits and trenches on identified geochemical anomalies have been excavated. RAB, Air Core, RC, and DDH drilling (555 holes totaling 29,100m) has been completed. In 2003, exploration continued to be focused on the structural corridor to the east of the regional Senegal-Mali fault system. A 12,000m/186 hole reverse circulation drill program, completed in May 2003, gave some of the most encouraging results ever obtained from the Bambadji project. The best results came from the structurally complex BA target where significant mineralization was intersected in two areas 800 metres apart.

        At BA, the targets tested were adjacent to trenches 5 and 13 which had earlier returned results of 22 metres averaging 1.9 g/t gold and 30 metres averaging 2.9 g/t gold respectively (reported in press release of March 31, 2003).

        The 2003 drilling campaign at the Trench 5 zone of BA consisted of 2,565m in 27 RC holes, testing a strike length of 675 metres and a vertical depth of 90 metres (maximum). Multiple zones of mineralization, ranging from 2 to 42 metres in length and averaging above 1 g/t gold, were encountered in the drill holes.

        The best results were recorded in the 135 metre strike length to the south of Trench 5. Some of the values from drill holes were significantly higher than those recorded from Trench 5, notably 10 metres averaging 16.1 g/t, 29 metres averaging 4.7 g/t and 42m averaging 3.8 g/t. These results, some of the best ever obtained on the Bambadji project, are very encouraging. However, continuity along strike beyond the 135 metre strike length referred to above has not been demonstrated. This may be due to the effects of folding and/or faulting, both of which occur in the area but which are not fully understood. Core from a future diamond drilling program (only RC drilling has been carried out on this zone to date) and more detailed mapping should assist in the interpretation.

        In the Trench 13 zone at BA, which lies 800 metres to the south west of Trench 5, follow-up RAB drilling in 2002 on two fence lines north and south of the trench intersected various zones of good mineralization.

        The 2003 RC drill program on the Trench 13 zone consisted of 1545 metres in 23 holes on six section lines in order to follow-up on the encouraging RAB results. This program produced good results from a hole below Trench 13, notably 36m averaging 3.7 g/t, and 50 metres to the north of the trench (28 metres averaging 2.0 g/t).

        Although individual intersections are very encouraging at the Trench 13 zone, continuity along strike has not been established. This will be an objective of the next drill program.

        In the GF area, the association of a 1.3 kilometre long geochemical anomaly with a major shear zone and strong albite alteration led to an initial RAB drill program in late 2002 which gave some encouraging results. The best results were 20 metres averaging 2.8 g/t and 16 metres averaging 2.5 g/t. In 2003, these results were followed up by a program of RC drilling (10 holes). Relatively low grade (1 to 1.5 g/t) gold mineralization over narrow intercepts (generally 2 metres) was encountered. The best intersection was 6 metres averaging 8.9 g/t.

        Seven hundred metres to the south of the above zone an area of termite mound samples with anomalous gold values was tested by nine RC holes (590 metres). A number of short zones (generally 2 to 6 metres) averaging between 1 and 2 g/t were intersected. The best intersections were 30 metres averaging 2.1 g/t, 10 metres averaging 2.2 g/t, 8 metres averaging 3.2 g/t and 12 metres averaging 2.3 g/t. These higher values, along with the promising results from BA, warrant further follow-up.

Ecuador

        IAMGold spent US$2.1 million on exploration in Ecuador in 2003. In the first half of 2004, the Company plans to spend US$1.0 million on two drilling projects.

Quimsacocha Project

        The 12,500 hectare Quimsacocha project is located in southern Ecuador, some 40 kilometres to the southwest of the city of Cuenca. It is accessible by a partly-paved road leading from the main paved highway between Cuenca and the port of Guayaquil. The property is located in the Andes at an elevation varying between about 3,500 and 3,900 metres. The vegetation is sparse and typical of Andean vegetation above the treeline. The climate is generally cool throughout the year and can drop below freezing in the winter. Precipitation is mainly in the form of rain. The area is subject to strong winds.

        The property is held 100% by IAMGold but a former owner, COGEMA, holds a 5% net profits interest on any production from Quimsacocha.

        A base metal stream sediment anomaly was identified by a United Nations reconnaissance exploration program in the late 1980's. COGEMA drilled 1,869 metres on vein and disseminated targets to test the gold potential of the property. In 1995, a joint venture between COGEMA, Newmont and TVX Gold Inc. drilled 7,581 metres in 82 core holes.

        Best results to date from drill intersections on vein 11 are 2.1 metres averaging 34.8 g/t of gold, 260.9 g/t of silver and 4.4% copper and 2.0 metres averaging 83.5 g/t of gold and 316.8 g/t of silver.

        Following geochemical sampling and reconnaissance mapping, IAMGold drilled 1,400 metres in 6 diamond drill holes in 2002. In 2003, the Company completed a second phase of drilling consisting of 6,610 metres in 20 diamond drill holes.

        The Company is exploring a large epithermal gold system hosted within metavolcanics adjacent to a large diatreme intrusive. The principal targets of the 2003 drilling were quartz veins hosting high-grade gold mineralization associated with silver and copper in the D1 area within the metavolcanics, as well as a lesser amount of drilling in and along the diatreme intrusive.

        Moderate to high values of gold, silver and copper were encountered in seven out of eight holes which intersected seven veins in the D1 area. The quartz veins at Quimsacocha are covered by a thin layer of overburden, which, together with a lack of geophysical response of the veins, makes it difficult to determine their orientation. However, the recently completed drill program has confirmed that vein 11 has an east-west strike and that the vein carries significant grades of gold, silver and copper over both a strike length and a vertical interval of more than 300 metres. Vein 11 remains open along strike to the east and west and at depth. The orientation of the other six veins intersected by drilling in the vicinity of vein 11 have not yet been confirmed.

        An additional 12 holes were drilled at Quimsacocha outside of the D1 area, within and along the edge of the diatreme intrusive. The four holes in the diatreme were unable to penetrate the massive silica and did not reach target depth. Three of eight holes drilled along the edge of the diatreme intersected encouraging gold, silver and copper mineralization. Only trace amounts of gold, silver and copper were intersected in the other five holes along the diatreme.

        The next phase of drilling at Quimsacocha is planned to begin in May 2004 and will include 7,500 metres of orientated core drilling which should be completed in August 2004. The objectives of this program include the testing of vein 11 over an 800 metre strike length and to a depth of 200 metres and the determination of the strike direction of the 6 other veins with relatively high-grade intersections. Limited step-out drilling along some of these other veins will be undertaken.

Retazos Project

        The Retazos project was initiated in 1999 in order to systematically explore the Zaruma-Portovelo gold district in southwestern Ecuador. The district consists of a gold-bearing vein system covering an area of 15 kilometres by 2 kilometres from which more than 4.5 million ounces of gold have been produced as well as significant amounts of silver and base metals.

        In February 2003, the Company began a 2,000 metre diamond drill hole program consisting of five diamond drill holes. This program was to test a geological model for the gold mineralization. The model had been derived from geological and grade data collected by the Company in earlier drill programs, from surface and underground mapping and from historical data from previous workers.

        At Zaruma Urcu, to the west of the old Protovelo mine (the largest contributor to the 4.5 million ounces produced from the Protovelo-Zaruma mining district) two holes were drilled from surface to try to intersect a postulated vein system. A vein was intersected in both holes but assay results were low (best intersection was 0.1 g/t gold and 29 g/t silver over 3.1 metres).

        At the southern end of the Abundancia vein, the most prolific single producer in the district, three core holes were drilled from underground. The target was an extension of the vein in a zone which was not previously tested by drilling or underground workings. The target zone was based on the identification of a combination of favourable structure, rock type and alteration type. Two of the three holes drilled on the Abundancia vein intersected a previously unknown double vein system. The assay results were generally low (best value 8.8 g/t of gold over 1.6 metres).

        A decision was taken to do no further work on the property owing to the generally low gold values in the drill results. The properties held under agreement with third parties have reverted back to those parties. An agreement covering the 100% owned IAMGold properties has been signed with an Ecuadorian company (Minera Australiana) whereby the Company will receive a 3% net smelter return royalty if a mine is brought into production.

Norcay Project

        The project is located in west central Ecuador only a few kilometres along a gravel road from the main paved highway between the city of Cuenca and the port city of Guayaquil. The property sits at an average elevation of 700 metres in an area of steep topography covered by rain forest type vegetation consisting of trees and thick undergrowth.

        IAMGold is a 100% owner of the property with the exception of a small area which is under option with a third party. The third party has carried out a small amount of informal mining on a gold-bearing vein system. There is no record of any exploration being done in the area prior to that carried out by IAMGold.

        The target is a low sulphidation epithermal vein system. Initial work consisted of geological mapping, soil sampling and a ground magnetic survey over an area where a number of quartz and carbonate veins outcropped. The system accumulatively consists of at least 2.6 kilometres of veins with an average width of 2 to 3 metres and gold grades in trenches range up to 60 g/t over one metre. Forty percent of the 320 rock chip channel samples collected at surface contained more than 1 g/t of gold and 12% of the samples contained more than 5 g/t gold. Smectite-dominated alteration assemblages and a high calcite content of the veins indicates that the present erosion level exposes the uppermost part of the epithermal system. The epithermal vein system may be genetically related to a porphyry system that lies three kilometres to the south.

        In May 2003, a 2,000 metre diamond drill program commenced to test the gold grades at depth within some of the veins. Gold assays from the drill holes did not confirm high grade mineralization at depth consistent with that found at surface. The best result was 3.5 g/t of gold over 23 metres (Hole ND-12) which included two higher grade intersections of 7.2 g/t over 2.3m and 7.6 g/t over 3.0m. The vein textures and geochemistry suggest that the drill intersections were possibly too high in the system and the property warrants a second phase of drilling which will test the systems at greater depth. A joint venture partner is being sought for this work.

Condor Joint Venture

        An exploration joint venture agreement, referred to as the Condor JV, was signed with a subsidiary of Gold Fields in October 2002. It covers a large area in southeast Ecuador which is considered to have potential for epithermal gold and porphyry gold/copper deposits. IAMGold was informed by Gold Fields in April 2004 that the latter was withdrawing from the JV effective immediately.

        The Condor JV was funded by Gold Fields but managed by IAMGold. Gold Fields had the right to take over operatorship at a later time. Gold Fields could have earned 50% of the Condor JV by spending US$5 million within four years and it had the option of earning a further 10% by spending a further US$10 million within eight years of signing the agreement.

        The 2.2 million hectare area of influence of the Condor JV covered a diverse area with regards to topography, climate and vegetation, ranging from fertile valleys where farming is carried out by the local communities, to the higher elevation slopes of the Andes (some in excess of 3,000 metres), to the lower elevation, but rugged, slopes to the east of the Andes which are covered by tropical rainforest vegetation.

        Within the Condor JV area of influence, a number of properties were held 100% by the JV partners and others were held under option agreements from third party owners. All these properties will now be held by IAMGold.

        Since its formation, the Condor JV had carried out reconnaissance mapping, stream sediment sampling, rock chip sampling and soil sampling over selected area. Two properties, El Mozo and Cañicapa, have been drill tested.

        The El Mozo property is held under an agreement with a third party, Minera Cachabi, an Ecuadorian company.

        The El Mozo project is a high sulphidation epithermal target situated approximately half way between the cities of Cuenca and Loja. Access is by dirt roads leading from the main paved highway between Cuenca and Loja. The property is situated at an elevation of about 2,800 metres and is covered by grasslands and some exotic forest plantations.

        The property was previously tested by Newmont which carried out 8,500 metres of drilling in 55 diamond drill holes.

        The El Mozo property lies within the 50 kilometre long Baños belt of volcanic and sedimentary rocks. The edge of the Baños belt is marked by a major northeast trending fault, the Baños fault.

        The Condor JV partners carried out detailed mapping, soil geochemistry, rock chip sampling and an induced polarization geophysical survey over the property. A total of 1,600 metres in ten diamond drill holes was carried out by the Condor JV to test three separate targets on the property. Gold mineralization was encountered in several of the drill holes but values were generally low (best result: 1.0 g/t over 16.8 metres).

        After reviewing the results, Gold Fields decided to drop the property due to the fact that they felt it was unlikely to host a deposit large enough to meet its requirements. IAMGold renegotiated an extension to the agreement with the third party property-owner and has carried out 1,500m of drilling in five holes in April 2004. This second phase of drilling was funded 100% by IAMGold.

        The Condor JV also drill tested the Cañicapa property which lies some 20 kilometres to the south of El Mozo in a similar climatic and topographic setting.

        The 3,900 hectare Cañicapa property is held by International Minerals Corporation ("IMZ") under an option arrangement which it has with Equanor Minerals. IAMGold has a separate agreement with IMZ whereby it can earn a 60% interest in the Cañicapa property by spending $2 million over a five year period and a further 20% by taking the project through to a bankable feasibility study stage. IAMGold subsequently included the Cañicapa project in the Condor JV.

        In early 2004, a 14 hole, 3,000 metre reverse circulation drill program was concluded on the Cañicapa property. The program was designed to test an oxidized, epithermal gold system.

        Of the 14 holes drilled, 12 holes achieved their targeted depth while two had to be abandoned due to technical difficulties. Holes were drilled over an area of 3 km2. The best assay result from this drilling was 0.4 g/t gold over 74 m.

Brazil

        Exploration expenditures in Brazil in 2003 amounted to US$0.8 million. The Company's exploration expenditures on properties in Brazil in the first six months of 2004 are budgeted at US$0.4 million.

Tocantins Project

        In mid-1999, IAMGold and AngloGold Limited established a joint venture whereby IAMGold could earn a 50% interest in concessions totaling some 2,000 km2 in the Almas greenstone belt in Tocantins State in central Brazil by spending a total of US$3 million over five years. By the end of 2002, IAMGold had vested its 50% interest in the joint venture and the partners now fund the joint venture on a 50/50 basis. Subsequently the Company acquired more than 2,000 km2 of concessions which were added to the joint venture, bringing the total area of the joint venture to approximately 4,500 km2.

        In the years 2000, 2001 and 2002, while IAMGold was earning into the project, it carried out regional geological and geophysical surveys over the Almas greenstone belt. Much of the early work was focused on the Chapada shear zone which has old gold workings over a strike length of more than 20 kilometres. The main Chapada garimpo (workings of local miners) consists of a 1.5 kilometre portion of the shear zone where deformed quartz veins with high grade gold mineralization are currently being mined to a depth of 120 metres. This mineralized system was tested at depth by the Company with a number of drill programs. Gold mineralization was encountered in all holes but grades were too low to support an underground operation.

        In 2003, the focus of the work shifted to Chapada North, an area north of the main Chapada garimpo where there was potential for a lower grade, open-pittable resource. Surface sampling and mapping were carried out prior to a drill program. At Chapada North, 55 reverse circulation holes were drilled on six lines over a strike length of three kilometres. The holes were generally shallow (40 metres depth) and broadly spaced along lines (100 metres between holes) and were designed to test the potential for near surface, disseminated gold mineralization amenable to open pit mining in an area of extensive local mining activity and termite mound geochemical anomalies. Gold assays from this drilling were generally either of low grade (less than 2 g/t gold) and/or generally over narrow widths (less than 2 metres). No further work is anticipated at Chapada North at this time.

        At Nova Prata, another prospect identified on the joint venture property, a total of 40 shallow and closely-spaced (generally 25-30 metres apart) reverse circulation holes were drilled on three lines over a 500 metre strike length in 2003. This drill program was designed to test a soil geochemical anomaly in a zone where there had been intense garimpeiro activity. Gold assays from this drilling varied from 1 g/t to as much as 10 g/t over widths from 1 to 15 metres, but in general results were of lower grade and of narrower widths. Although some of these intersections are encouraging, the lack of strike length continuity and the generally narrower widths appear to limit the prospect's potential. No further work is planned at Nova Prata at this time.

        The joint venture partners are developing other targets on the large land package based on geochemical and geophysical anomalies and it is anticipated that further drill targets will be defined for the second half of 2004.

Gandarela Project (previously referred to as Moeda Project)

        The Gandarela project is a 120 km2 property located in the "Iron Quadrangle" in Minas Gerais state, southeastern Brazil. The land package in the joint venture is held by IAMGold under separate option agreements with land owners. Under the terms of the joint venture agreement with AngloGold Brazil, the latter can earn a 50% interest in the project by spending US$6 million within a 4 year period. By continuing to sole-fund the project beyond US$6 million, AngloGold may increase its equity by an additional 5% for each US$5 million of expenditure to a maximum of an additional US$20 million, equivalent to an equity of 70%. At the discretion of IAMGold, AngloGold may increase its equity from 70% to 75% by spending a further US$10 million.

        The exploration target of the joint venture is the gold-bearing conglomerates of the Moeda Formation which have supported small gold mining operations in the past. The Moeda conglomerates are similar to the gold producing conglomerates of the Witwatersrand in South Africa.

        In 1997, IAMGold recognized that a major Witwatersrand-type conglomerate-hosted gold deposit could be present in the southwestern portion of the Gandarela Syncline. Widespread gold mineralization was known in the Moeda conglomerates from previous exploration drilling programs carried out by other companies and there were a number of old gold workings over a 15 kilometre strike length.

        IAMGold put down five drill holes for a total of 2,208 metres in 2000 in order to test the gold content and thickness of the Moeda conglomerates and the Company drilled a further three diamond drill holes totaling 2,651 metres that were completed in March 2001. The drilling intersected well-developed conglomerate units and although gold mineralization was generally low, the drill programs confirmed the structural model for the area. On the basis of these results, the JV agreement with AngloGold was signed.

        A minimum 6,000 metre diamond drill program, funded by AngloGold, commenced in the third quarter of 2003 and at the time of writing, was still in progress. The objective of this drill program is to intersect and test the conglomerates at depth down to about 1,000 metres. Three drills are now on the property and the program is expected to be completed in the second half of 2004. At the time of writing, none of the drills had reached their target depths.

Argentina

        Exploration spending by IAMGold in Argentina in 2003 was US$1.2 million. For the first half of 2004, exploration spending by the company in Argentina is budgeted to be US$0.9.

Mesa Project

        The Mesa project consists of a number of properties in Santa Cruz province in southern Argentina. In 2003, work was focused on La Esperanza property.

        La Esperanza is held under option from Mr. Luis Arballo. The property lies at an elevation of about 750 metres and is covered by sparse grasslands typical of Patagonia. Access to the property is by a network of good dirt roads from the town of Caleta Olivia some 350 kilometres to northeast or from the port of San Julián, some 250 kilometres to the southeast.

        The property was previously explored by Pegasus, which drilled 1,800 metres in 17 reverse circulation drill holes. The main purpose of their exploration was to test the Cerro Guanaco breccia pipe and adjacent veins. The breccia pipe at Cerro Guanaco lies near the centre of a 2.5 kilometre long linear zone of en echelon quartz veins.

        IAMGold carried out further exploration around the Cerro Guanaco area, including 500 metres of reverse circulation drilling. Gold values found in the veins and in the breccias intercepted in the drill holes did not confirm the higher grades found both at surface (best trench value: 65 g/t gold over 2 metres) and in shallower holes. A second round of diamond drilling consisting of 1,800 metres was completed by the Company in 2002 with similar results.

        In 2003, exploration was focused on Cerro Tornillo where the target was a postulated diatreme intrusion lying beneath silicified sediments and tuffs. The drill program consisted of 2,238 metres in 11 drill holes. The drilling successfully demonstrated the existence of a diatreme breccia which contained anomalous values of volatile elements such as mercury, arsenic and antimony which can be indicators of gold mineralization. However, gold values in the drill holes were low (best result: 0.4 g/t gold over 3 metres).

        A joint venture partner is being sought to continue the drill testing of this newly discovered diatreme.

Los Menucos Project

        The Los Menucos project consists of a number of properties in Rio Negro province in the northern part of Patagonia. In late 2003, a joint venture agreement was signed with Barrick Gold Corporation ("Barrick") for exploration over a 7,500 km2 "area of influence" that covered the majority of the Los Menucos project. This partnership with Barrick is referred to as the Los Menucos JV and under the terms of the agreement, Barrick can earn a 50% interest in the project by funding exploration up to US$4 million over a four year period and an additional 20% by spending a further US$8.5 million.

        The Los Menucos joint venture is located at an elevation of between 800 and 1,000 metres in typical Patagonian grasslands. A paved road passes through the property from Los Menucos to Maquinchao. The provincial capital of Neuquen can be reached by paved and dirt road in approximately three hours.

        The main targets are epithermal gold systems, either in the form of high grade veins or lower grade disseminated deposits, but the potential for copper-gold porphyries is also recognized.

        In 2001, prior to the joint venture with Barrick, the Company focused its exploration work on the 20 kilometre by 10 kilometre Abanico alteration zone by carrying out reconnaissance mapping, soil sampling, rock chip sampling, an induced polarization geophysical survey and trenching. Subsequent to that work, a joint venture was established with Companhia Vale Do Rio Doce ("CVRD") and under this joint venture a total of 3,600 metres of core and reverse circulation drilling was undertaken. The drilling results were not sufficiently encouraging and CVRD withdrew from the project.

        IAMGold continued exploration by sole-funding the project and focused on the Cerro La Mina target. Epithermal breccias and veins were drill tested commencing in March 2002. Results were encouraging (best results: 8.5 g/t gold over 8.7 metres). The drill was then moved to the Dos Lagunas prospect which had been acquired under option in 2001. A drill program was carried out on this vein system and low grade mineralization was intersected. The drill results at Dos Lagunas did not support some of the higher grade intersections that have been encountered in trenches in the vein system (best results: 90.0 g/t over 3 metres) but nevertheless the vein system is still considered to have potential for higher grade shoots.

        Under the present joint venture with Barrick, the latter is funding exploration on both the Abanico trend and at Dos Lagunas and a drill program is expected to commence during the second half of 2004.

Canada

Avalon JV

        In February, 2004, IAMGold entered into an agreement with Rubicon Minerals Corporation to explore the latter's Avalon project in eastern Newfoundland. The 140 km2 property package runs roughly north/south on the Avalon Peninsula for about 45 kilometres. The central part of the property package is cut by the Trans-Canada Highway, some 20 kilometres to the west of the provincial capital of St. John's.

        Under the terms of the agreement with Rubicon, IAMGold can earn a 55% interest in the project by expending Cdn$3 million in exploration over a 4 year period and up to a 70% interest by taking the project through to a bankable feasibility study. Rubicon holds some of the properties 100% in its own name and others are held under option agreements with third parties.

        The project offers potential for low sulphidation epithermal gold deposits hosted in a sequence of volcanic and pyroclastic rocks.

        A very minor amount of drilling has been done by previous owners on the Berg prospect (best result: 0.7 g/t gold over 2.8m). In addition, sampling by the Newfoundland and Labrador Provincial Government, Department of Mines, has reported a high grade value of 54.3 g/t gold in a grab sample, from surface.

        Field work on the project, which is managed by Rubicon, has commenced with a program of lake bottom sediment sampling. In mid year a program of geological mapping, soil sampling, rock chip sampling and trenching will commence. It is anticipated that a drill program will be carried out in the second half of 2004.

LEGAL PROCEEDINGS

        The Company is a defendant in an action commenced on August 27, 1991 in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri"). Kinbauri claims damages in the amount of Cdn$10 million in lieu of specific performance of an agreement to amalgamate between the Company and Kinbauri. In January 2002, Kinbauri amended its claim to include a claim for punitive damages in the amount of Cdn$2 million. A trial on the issue of liability was conducted in July 1997 before the Ontario Supreme Court at Ottawa. The trial judge rendered his decision on the liability issue in May 1999, when he found in favour of Kinbauri on the basis that the Company had breached an implied obligation to use best efforts to meet a necessary condition of an agreement. The Company appealed the decision to the Ontario Court of Appeal. The appeal was dismissed on November 2, 2000. An application by the Company for leave to appeal to the Supreme Court of Canada was denied.

        A trial on the issue of damages commenced in January 2002 and was completed on March 1, 2002. The trial judge rendered his decision on damages on December 23, 2002. The trial judge awarded compensatory damages to Kinbauri in the amount of Cdn$1,700,000. The claim for punitive damages was dismissed. The plaintiff was also awarded prejudgment interest at the rate of 10% from August 27, 1991 and legal costs to be assessed. The Company took a charge of US$2.9 million against earnings for the year 2002 regarding the Kinbauri damage award.

        On January 20, 2003 Kinbauri filed a notice of appeal of the damages award. The Company, after consulting with litigation counsel, filed a notice of cross appeal on January 28, 2003. The Company has appealed the amount of the damage award and the rate of pre-judgment interest. The appeals were heard on April 15, 2004 at which time the Ontario Corut of Appeal reserved judgment. As of April 28, 2004, a decision with respect to the appeals has not been received.

RISK FACTORS

Dependence on Mining Operations and Operators

        IAMGold has an interest in four gold mining operations, the Sadiola Gold Mine, the Yatela Gold Mine, the Tarkwa Gold Mine and the Damang Gold Mine, which will represent approximately 41%, 21%, 25% and 13%, respectively, of IAMGold's estimated gold production for 2004. Any adverse development affecting any of the four mining operations may have a material effect on IAMGold's financial performance and results of operations.

        IAMGold has royalty interests on various gold and diamond properties, including the Lac de Gras Royalty which covers the Diavik diamond property. Any adverse development affecting the Diavik diamond property or the Lac de Gras Royalty may have a material effect on IAMGold's performance and results of operations.

        IAMGold relies on the operating abilities of AngloGold and Gold Fields, and on the abilities of the operators of the mines in which IAMGold has a royalty interest, to effectively manage the mines in which IAMGold has an interest or in respect of which IAMGold holds a royalty interest. While IAMGold believes that the operating history of AngloGold, Gold Fields and the operators of mines subject to such royalty interests mitigates this risk, there can be no assurance that this will continue to be the case.

Fluctuations in Gold and Diamond Prices

        The profitability of IAMGold's operations will be significantly affected by changes in the market price of gold and diamonds. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affect the supply of gold. Demand for gold and diamonds can be influenced by economic conditions, gold's attractiveness as an investment vehicle, diamond quality and the strength of the US dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Gold and diamond prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold and diamond prices may adversely affect IAMGold's financial performance and results of operations. Any gold price decline would delay IAMGold receiving profit distributions from the Sadiola, Yatela, Tarkwa and Damang Gold Mines and reduce royalty revenue from IAMGold's gold royalty interests. Any diamond price decline would reduce royalty revenue from IAMGold's diamond royalty interests.

        To partially mitigate any decline in gold price, AngloGold, pursuant to its operator contract, implements a hedge policy established by the directors of SEMOS in respect of the Sadiola Gold Mine. As at December 31, 2003, call options for an aggregate of 30,000 ounces of gold (IAMGold's share being 11,400 ounces) were outstanding at an average price of US$385 per ounce in respect of the Sadiola Gold Mine. There are no financial instruments in place for the Yatela, Tarkwa and Damang Gold Mines and no plans exist to put any such financial instruments in place. In previous years IAMGold has benefited from gold sales above the average spot price. The decision not to use financial instruments may decrease the realized price of future gold sales if there is a material decrease in the price of gold.

        The Company holds a significant portion of its treasury in the form of gold bullion. As a result, IAMGold is highly exposed to changes in gold prices. As at December 31, 2003, the gold holding of IAMGold amounted to 144,743 ounces of gold.

Uncertainty of Reserve and Resource Estimates

        The figures for reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed gold prices and operating costs. Future production could differ dramatically from reserve estimates for, among others, the following reasons:

  •
  mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

  •
  increases in operating mining costs and processing costs could adversely affect reserves;

  •
  the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves; and

  •
  declines in the market price of gold may render the mining of some or all of the reserves uneconomic.

        Any of these factors may require IAMGold to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair IAMGold's profitability. Should the market price of gold fall, IAMGold could be required to materially write down its investment in-mining properties or delay or discontinue production or the development of new projects.

Political Risk

        IAMGold believes that governments in Mali and Ghana support the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in these and other countries in which IAMGold has exploration properties and royalties will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out. In the case of the operating gold mines, the Governments of Mali and Ghana are minority shareholders in the companies which own the mines, which may assist in mitigating the political risk, although there is no assurance that this will be the case.

Government Interests and Royalties

        The Government of Mali holds an 18% interest in SEMOS and a 20% interest in YATELA. In addition, the Government of Mali is entitled to a services tax of 3% based on the export value of gold production and an ad valorem tax of 3% payable on the value of products sold to refineries in respect of the Sadiola Gold Mine and the Yatela Gold Mine.

        The Government of Ghana holds, as of right and without payment of any compensation, a 10% interest in the rights and obligations of all reconnaissance, prospecting or mining operations in relation to a mineral right and has the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the Government of Ghana and the holder of the mining lease. The Government of Ghana has agreed that the foregoing options may no longer be exercised in respect of the Tarkwa Gold Mine. However, the option could be exercised by the Government of Ghana in respect of the Damang Gold Mine. In addition, the Ghana Government is entitled to a royalty of 3% to 12% of mineral sales in respect of the Tarkwa Gold Mine and the Damang Gold Mine after direct expenses.

Mining Taxation and Foreign Exchange Control

        Ghana's exchange control laws require permission from the Ghanaian authorities for transactions involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana and to either use such amounts in Ghana or maintain them in a Ghanaian bank account. Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana.

        While fiscal stability agreements are currently being negotiated with the Government of Ghana, there can be no assurance that such agreements will be entered into or that rates of revenue repatriation will not be increased in the future.

        In Mali, the mining tax regime applicable to the Sadiola Gold Mine and the Yatela Gold Mine is derived from a combination of mining and tax legislation and contractual mining conventions which include fiscal stability guarantees. The application of specific tax provisions and the stability guarantee may be subject to interpretation. In the event of a dispute, an international arbitration process may be required.

Nature of Mineral Exploration and Mining

        IAMGold's profitability is significantly affected by the costs and results of its exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a gold-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on IAMGold's exploration properties or the properties in which it holds royalties will result in a profitable commercial mining operation.

        IAMGold's operations are, and will continue to be, subject to all of the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. IAMGold's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which IAMGold has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While IAMGold may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which IAMGold cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting IAMGold's earnings and competitive position in the future and, potentially, its financial position and results of operation.

        Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in IAMGold not receiving an adequate return on invested capital.

Production

        No assurance can be given that the intended or expected production schedules or the estimated direct operating cash costs will be achieved in respect of the operating gold mines in which IAMGold has an interest or in respect of operating gold mines or mines subject to royalties in which IAMGold has an interest. In addition to engineering, operating and capital cost factors, the revenue of IAMGold from the operating gold mines will depend on the extent to which expected operating costs in respect thereof are achieved. Short-term operating factors, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Additional Financing

        A portion of IAMGold's activities will be directed to the search for and the development of new mineral deposits, and significant capital investment will be required to achieve commercial production from successful exploration efforts. There is no assurance that IAMGold will have, or be able to raise, the required funds to continue these activities.

        IAMGold may acquire other royalties or exploration properties in West Africa, South America or elsewhere which may require acquisition payments to be made and exploration expenditures to be incurred. All exploration programs, if successful, will generate the incentive for further programs and additional funds. If required, there is no assurance IAMGold will be successful in raising sufficient funds to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

Licenses and Permits

        IAMGold requires licenses and permits from various governmental authorities. IAMGold believes that it holds all necessary licenses and permits under applicable laws and regulations in respect of its properties and that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that IAMGold will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Competition

        The mineral exploration and mining business is competitive in all of its phases. There is a limited number of royalty acquisition opportunities available and a limited supply of desirable mineral lands available for claim, staking, lease or other acquisition in the areas where IAMGold contemplates acquiring royalties or conducting exploration activities. IAMGold competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than IAMGold, in the search for and the acquisition of attractive royalties or mineral properties. IAMGold's ability to acquire royalties or properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties, royalties or prospects for mineral exploration. There is no assurance that IAMGold will continue to be able to compete successfully with its competitors in acquiring such royalties, properties or prospects.

Cash Costs of Gold Production

        IAMGold's cash operating costs to produce an ounce of gold are dependent on a number of factors, including the grade of reserves, recovery and plant throughput. In the future, the actual performance of IAMGold may differ from the estimated performance. As these factors are beyond IAMGold's control, there can be no assurance that the cash operating costs at IAMGold's operations will continue at historical levels.

Title Matters

        While IAMGold has no reason to believe that the existence and extent of any mining property in which it has a participating interest is in doubt, title to mining properties is subject to potential claims by third parties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes, carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by IAMGold.

Environmental Risks

        Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect IAMGold's operations. Environmental hazards may exist on the properties in which IAMGold holds or will hold interests that have been caused by previous or existing owners or operators. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.

Performance of Key Personnel

        IAMGold is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on its operations. IAMGold currently does not have key person insurance on these individuals.

ITEM 5 — SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth selected consolidated financial information for the Company for the last three completed financial years:

	2003	2002	2001
	(US$000s, except per share and shares outstanding data)
Cash and gold bullion	113,958	46,413	31,365
Net working capital	118,539	56,884	25,807
Total assets	451,141	190,638	176,598
Non-recourse loans payable	11,342	13,091	26,617
Gold sales	96,607	89,824	81,655
Royalty revenues	4,504	—	—
Earnings from working interest	9,650	—	—
Net earnings for the year	15,039	5,535	10,948
Net earnings per share (basic)	0.11	0.07	0.15
Net earnings per share (diluted)	0.10	0.07	0.15
Cash dividends declared per share	Cdn$0.06	Cdn$0.05	Cdn$0.05
Common Shares outstanding (millions)	145.3	79.2	73.5

        The following tables set forth selected consolidated financial information for the Company for the eight quarters ended December 31, 2003 (US$000s, except per share data):

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Revenue	23,842	24,179	23,763	29,327	101,111
Net earnings	3,405	2,020	4,401	5,213	15,039
Net earnings per share (basic)	0.03	0.01	0.03	0.04	0.11
Net earnings per share (diluted)	0.02	0.01	0.03	0.04	0.10

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Revenue	21,289	19,291	24,505	24,739	89,824
Net earnings (loss)	3,973	1,230	1,816	(1,484)	5,535
Net earnings (loss) per share (basic and diluted)	$0.05	$0.02	$0.02	$(0.02)	$0.07

        The Company declared a dividend of Cdn$0.06 per share to holders of record of Common Shares at December 18, 2003. Payment was made on January 6, 2004. The actual timing, payment and amount of dividends paid by the Company will be determined by the directors of the Company from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the directors of the Company may consider relevant.

ITEM 6 — MANAGEMENT'S DISCUSSION AND ANALYSIS

        Management's discussion and analysis, included at page 6 to page 23 of the annual report of the Company for the financial year ended December 31, 2003 is incorporated herein by reference.

ITEM 7 — MARKET FOR SECURITIES

        The Common Shares of the Company are listed on the TSX under the symbol IMG and on the American Stock Exchange under the symbol IAG.

ITEM 8 — DIRECTORS AND OFFICERS

        The following table sets forth, for each of the directors and executive officers of the Company, the person's name, municipality of residence, position with the Company, principal occupation and, in the case of directors of the Company, the period during which the individual has served as a director of the Company.

Name and Municipality of Residence	Position Held	Principal Occupation	Director Since
William D. Pugliese(3) Aurora, Ontario	Chairman and Director	Officer of the Company	1990
Gordon J. Bogden(2)(3) Toronto, Ontario	Director	Managing Director, National Bank Financial Inc. (investment banking firm)	2002
John A. Boultbee(1) Toronto, Ontario	Director	Executive Vice President, Hollinger Inc. (publishing company)	1994
Derek Bullock(1)(3) Bobcaygeon, Ontario	Director	President, Delitova Corporation (mining and mineral resources consulting company)	1994
Donald K. Charter(2) Etobicoke, Ontario	Director	Chairman and Chief Executive Officer, Dundee Securities Corporation (investment dealer) and Executive Vice President of Dundee Wealth Management Inc. and Dundee Bancorp Inc. (investment management companies)	2003
Joseph F. Conway Toronto, Ontario	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	2003
Mahendra Naik(1)(2) Markham, Ontario	Director	President & Chief Executive Officer, Yellow Online Inc. (publishing and online directory company)	2000
Robert A. Quartermain(3) Vancouver, B.C.	Director	President, Silver Standard Resources Inc. (mining company)	2003
Grant A. Edey Oakville, Ontario	Chief Financial Officer	Chief Financial Officer of the Company	—
Larry E. Phillips Toronto, Ontario	Vice President, Corporate Affairs & Corporate Secretary	Vice President, Corporate Affairs & Corporate Secretary of the Company	—
Dennis Jones Toronto, Ontario	Vice President, Exploration	Vice President, Exploration of the Company	—
Paul B. Olmsted Mississauga, Ontario	Vice President, Corporate Development	Vice President, Corporate Development of the Company	—
Thomas Atkins Toronto, Ontario	Vice President, Investor Relations	Vice President, Investor Relations of the Company	—
Glynnis Frelih Pickering, Ontario	Corporate Controller	Corporate Controller of the Company	—

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the corporate governance committee.

        The Company does not have an executive committee.

        During the past five years, each of the foregoing persons has held his present principal occupation or a similar position with his present employer or its predecessors or affiliates except for: Mr. Pugliese who, prior to January 2003, was Chief Executive Officer of IAMGold; Mr. Bogden who, prior to October 2003, was Managing Director of Beacon Group Advisors Inc., an investment banking firm, and who, prior to January 2001, was a Director of Investment Banking at Newcrest Capital Inc. (an investment banking firm) and who, prior to November 1999, was Managing Director of N. M. Rothschild & Sons Canada Limited (an investment banking firm); Mr. Conway who, prior to January 2003, was President and Chief Executive Officer of Repadre Capital Corporation, a mining company; Mr. Naik who, prior to January 2000, was the Chief Financial Officer of the Company; Mr. Quartermain who, prior to April 1999, was President and Chief Executive Officer of Golden Knight Resources Inc., a mining company; Mr. Edey who, prior to January 2003, was Vice-President Finance and Chief Financial Officer of Repadre Capital Corporation; and Mr. Olmsted who, prior to January 2003, was Vice-President, Corporate Development of Repadre Capital Corporation.

        Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

        Other than as described in the following sentence, no director or senior officer of the Company or its subsidiaries has any material interest, direct or indirect, in any transaction since January 1, 2003 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. In connection with the Transaction, the Company engaged National Bank Financial Inc. ("National Bank Financial") to provide financial advisory services to the Company and, upon the completion of the Transaction, has agreed to pay a fee of $2,500,000 to National Bank Financial. Gordon Bogden, a director of the Company, is a Managing Director of National Bank Financial.

        As of the date hereof, the directors and senior officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 11,138,451 Common Shares, representing approximately 7.7% of the outstanding Common Shares.

ITEM 9 — ADDITIONAL INFORMATION

Description of Share Capital

        The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 145,536,179 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at April 28, 2004.

First Preference Shares

        The First Preference Shares are issuable in one or more series. Subject to the Company's articles, the directors are authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the First Preference Shares or any series thereof.

Second Preference Shares

        The Second Preference Shares are issuable in one or more series. Subject to the Company's articles, the directors are authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters, as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the Second Preference Shares or any series thereof.

Common Shares

        Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

Share Incentive Plan

        The Company has established a share incentive plan (the "Share Incentive Plan") for the benefit of full-time and part-time employees, directors and officers of the Company and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing) which may be designated from time to time by the directors of the Company. The Share Incentive Plan consists of a share purchase plan ("Share Purchase Plan"), a share bonus plan ("Share Bonus Plan") and a share option plan ("Share Option Plan"). The following is a summary of the Share Incentive Plan.

Share Purchase Plan

        Subject to the requirements of the Share Purchase Plan, the directors of the Company have the authority to select those employees and members of management of the Company and designated affiliates who may participate in the Share Purchase Plan. The Company will match the participant' s contribution, which cannot exceed 10% of the participant's basic annual remuneration, on a quarterly basis and each participant will then be issued Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and the Company. The purchase price per share will be the weighted average price of the Common Shares on the TSX for the calendar quarter in respect of which the Common Shares are issued. Such Common Shares will be delivered to participants 12 months following their date of issue.

        A maximum of 750,000 Common Shares may be issued under the Share Purchase Plan. To date, no Common Shares have been issued pursuant to the share purchase plan and the directors of the Company have not designated any employees eligible to participate under the Share Purchase Plan.

Share Bonus Plan

        The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to employees and management of the Company and designated affiliates. A maximum equal to the lesser of 600,000 Common Shares and 1% of the number of Common Shares outstanding from time to time may be issued under the Share Bonus Plan. For the financial year of IAMGold ended December 31, 2003, IAMGold granted restricted share awards to Messrs. Conway, Edey, Phillips and Olmsted entitling such individuals to be issued an aggregate of 22,173 IAMGold Shares over a three-year period under the provisions of the Share Bonus Plan. One-third of such IAMGold Shares will be issued on each of the first, second and third anniversaries of the restricted share award grant.

Share Option Plan

        The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to eligible participants. Subject to the requirements of the Share Option Plan, the directors of the Company have the authority to select those eligible participants to whom options will be granted, the number of options to be granted and the price at which Common Shares may be purchased. The exercise price for purchasing Common Shares cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately proceeding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date to be determined by the directors of the Company at the time the option is granted, which date will not be later than 10 years from the date the option was granted. Each option becomes exercisable, as to 33 1/3% of the Common Shares subject to such option, on a cumulative basis at the end of each of the first, second and third years following the date of grant. The total number of Common Shares that may be issued under the Share Option Plan cannot exceed 9,250,000 Common Shares. In addition, the aggregate number of Common Shares at any time available for issue to any one person cannot exceed 5% of the number of Common Shares then outstanding.

        On May 15, 2003, in accordance with the terms of the Share Incentive Plan, the board of directors of the Company amended the Share Option Plan to eliminate share appreciation rights for optionees. An optionee was previously entitled to terminate an option, in whole or in part, and, in lieu of receiving the Common Shares to which the terminated Option related, to receive that number of Common Shares having an equivalent value to the terminated Option. The TSX did not require that the shareholders of the Company approve such amendment to the Share Option Plan.

        If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the directors of the Company may permit all options outstanding to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

        As a result of the exercise of options and the resulting issuance of Common Shares, the number of Common Shares now reserved for issuance under the Share Option Plan is 5,261,594 Common Shares. The number of options currently outstanding is 4,903,199, leaving 358,395 potential options remaining to be granted under the Share Option Plan.

Former Repadre Options

        Under the terms of the arrangement between the Company, a wholly-owned subsidiary of the Company and Repadre Capital Corporation ("Repadre") which became effective on January 7, 2003, a total of 2,712,000 Common Shares were reserved for issue upon the exercise of options held by former directors, officers and employees of Repadre (the "Repadre Options"). Since January 7, 2003, 1,621,999 Common Shares have been issued upon the exercise of Repadre Options, leaving 1,090,001 Common Shares issuable upon the exercise of outstanding Repadre Options.

Management Contracts

        The Company has entered into substantially similar employment and management agreements (the "Management Agreements") with Messrs. Pugliese, Conway, Edey, Phillips, Olmsted and Jones (collectively the "Key Executives"). Under the Management Agreements, for the 2004 financial year of IAMGold the base annual salary for Mr. Conway has been fixed at $500,000, for Mr. Edey has been fixed at $275,000, for Mr. Phillips has been fixed at $250,000, for Messrs. Jones and Olmsted has been fixed at $230,000 and for Mr. Pugliese has been fixed at $200,000. The Management Agreements contain provisions protecting IAMGold with respect to non-competition, non-solicitation, confidential information and ownership of ideas and inventions and contain provisions with respect to termination on death and disability as well as termination by IAMGold other than for cause (in which case remuneration equal to their base salary is paid to Mr. Pugliese for 12 months, and to Messrs. Conway, Edey, Phillips, Jones and Olmsted for 24 months, following such termination and, in all cases, any outstanding stock options become fully exercisable).

        The Management Agreements also contain "change of control" provisions. These provisions provide that, under certain specified circumstances, a change in control of IAMGold is deemed to constitute termination of the applicable Key Executive by IAMGold other than for cause, unless waived by the Key Executive.

        Termination of contracts entered into by IAMGold with Messrs. J. Todd Bruce and John Ross in January 2003 and February 2003, respectively, resulted in IAMGold paying severance payments equal to 30 months base salary for Mr. J. Todd Bruce and 24 months base salary for Mr. John Ross.

Additional Information

        The Company will provide to any person or company, upon request to the Secretary of the Company:

  (a)
  when the securities of the Company are in the course of a distribution under a short form prospectus or a preliminary short form prospectus,

  (i)
  one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form,

  (ii)
  one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year,

  (iii)
  one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

  (iv)
  one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and is not required to be provided under clauses (i), (ii) or (iii) above; or

  (b)
  at any other time, one copy of any document referred to in clauses (a)(i), (ii) or (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

        Additional information with respect to the Company, including directors' and officers' remuneration and indebtedness, principal holders of securities of the Company, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the management information circular of the Company for its most recent annual meeting of shareholders (the "Information Circular") that involved the election of directors. Additional financial information is provided in the comparative consolidated financial statements of the Company for its most recently completed financial year.

        A copy of this Annual Information Form, the annual report of the Company for the financial year ended December 31, 2003 and the Information Circular may be obtained upon request from the Secretary of the Company.

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IAMGOLD CORPORATION RENEWAL ANNUAL INFORMATION FORM April 30, 2004
IAMGOLD CORPORATION RENEWAL ANNUAL INFORMATION FORM TABLE OF CONTENTS